December 3, 2004

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

Re: 1 EnCana Corporation ("EnCana")
2 EnCana Holdings Finance Corp. ("Holdings")
Incoming letter dated December 3, 2004

Based on the facts presented, the Division's views are set forth below. Capitalized terms have the meanings defined in your letter.

The Division will not object if Holdings does not comply with the reporting requirements under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act"). In making this determination, the Division notes that:

- Holdings is an indirect wholly owned finance subsidiary of EnCana;
- EnCana has fully and unconditionally guaranteed the Debt Securities of Holdings;
- No other subsidiary of EnCana has guaranteed these Debt Securities;
- Canadian securities regulatory authorities have issued decisions ("the Exemptions") conditionally exempting Holdings from specified Canadian provincial continuous disclosure and reporting obligations, as described in your letter;
- EnCana is subject to Exchange Act reporting requirements and files Form 40-F annual reports under the Multijurisdictional Disclosure System;
- EnCana has represented that, in future Form 40-F annual reports, it will disclose in a footnote to its annual audited financial statements that:
  - Holdings has received the Exemptions from the specified Canadian securities regulatory authorities;
  - the Exemptions are subject to certain conditions, including that:
    - EnCana owns 100% of the voting shares of Holdings;
    - EnCana has fully and unconditionally guaranteed Holdings' Debt Securities; and
    - EnCana continues to file in a timely manner all required documents with each Canadian securities regulatory authority under the applicable Canadian provincial securities legislation; and

2

- EnCana has further represented that, in future Form 40-F annual reports, it will comply with the Canadian law requirements relating to management's discussion and analysis, including the liquidity provisions, as described in your letter, which require disclosures similar to or analogous to those required by paragraphs (i)(9) and (i)(10) of Regulation S-X Rule 3-10.

This position is based upon the representations made in your letter to the Division. The Division might reach a different conclusion if presented with different facts or circumstances, such as those involving an operating subsidiary's issuance of securities guaranteed by its parent or a subsidiary's issuance of securities guaranteed by its parent and one or more other subsidiaries of the parent. Moreover, the Division's response regarding whether Holdings must comply with Exchange Act reporting requirements expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Elliot B. Staffin
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3-2

December 3, 2004

Andrew J. Foley, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

Re: EnCana Corporation and EnCana Holdings Finance Corp.

Dear Mr. Foley:

In regard to your letter of December 3, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064
TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

WRITER'S DIRECT DIAL NUMBER

(212) 373-3078

WRITER'S DIRECT FACSIMILE

(212) 492-0078

WRITER'S DIRECT E-MAIL ADDRESS

afoley@paulweiss.com

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

FUKOKU SEIMEI BUILDING
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TELEPHONE (81-3) 3597-8101
FACSIMILE (81-3) 3597-8120

ORIENTAL PLAZA, TOWER E3
SUITE 1205
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BEIJING, 100738
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 8518-2766
FACSIMILE (86-10) 8518-2760/61

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
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ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650

December 3, 2004

By Federal Express

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

EnCana Corporation and EnCana Holdings Finance Corp.

Ladies and Gentlemen:

We are U.S. counsel to EnCana Corporation ("EnCana"), a corporation organized under the laws of Canada, and EnCana Holdings Finance Corp. ("Holdings"), an unlimited liability company organized under the laws of the province of Nova Scotia, Canada and a wholly-owned subsidiary of EnCana. On March 30, 2004, the Securities and Exchange Commission (the "Commission") declared effective a joint registration statement on Form F-9 (Registration No. 333-113732) filed by EnCana and Holdings (the

"Registration Statement") pursuant to the Securities Act of 1933, as amended. The Registration Statement related to the offering of up to U.S.$2,000,000,000 aggregate principal amount of debt securities (the "Debt Securities") of Holdings to be fully and unconditionally guaranteed by EnCana. Guaranteed Debt Securities in the form of Holdings' 5.80% notes due 2014 (the "Notes") were issued and sold under the Registration Statement pursuant to an Indenture (the "Indenture"), dated as of May 3, 2004, among EnCana, Holdings and Deutsche Bank Trust Company Americas, as Trustee. For the convenience of the Staff of the Commission (the "Staff"), copies of the prospectus included in the Registration Statement and as supplemented by a prospectus supplement dated May 10, 2004 have been attached hereto as Exhibits A and B, respectively.

Request. On behalf of Holdings, we hereby apply for an order exempting Holdings from the annual and periodic reporting requirements of Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which became applicable as a result of the effectiveness of the Registration Statement, or, in the alternative, we request confirmation from the Staff that it will not recommend any enforcement action to the Commission if Holdings does not comply with such reporting requirements. We note that EnCana is subject to the annual and periodic reporting requirements of the Exchange Act and has and will continue to file reports under the Multijurisdictional Disclosure System ("MJDS") in satisfaction of these requirements.

Rule 12h-5. Although not applicable to the Registration Statement (as discussed below), the Commission has adopted financial reporting rules for related issuers and guarantors of guaranteed securities entitled Financial Statements and Periodic

Reports for Related Issuers and Guarantors, Release Nos. 33-7878 and 34-43124 dated August 4, 2000 (the "Release"). In the Release, the Commission adopted Rule 12h-5 under the Exchange Act which exempts subsidiary issuers and subsidiary guarantors, as the case may be, from the requirements of Sections 13(a) or 15(d) of the Exchange Act where such subsidiary issuer or subsidiary guarantor is permitted to omit financial statements by Rule 3-10 of Regulation S-X.

Rule 3-10(b) of Regulation S-X applies where a parent guarantees securities issued by a finance subsidiary. This is the situation presented by the offering of the Notes. Rule 3-10(b) provides that the registration statement and parent company's annual and quarterly reports need not include financial statements of the issuer if:

(1) the issuer is 100% owned by the parent company guarantor;

(2) the guarantee is full and unconditional;

(3) no other subsidiary of the parent company guarantees the securities; and

(4) the parent company's financial statements are filed for the periods specified by Regulation S-X Rules 3-01 and 3-02 and include a footnote stating that the issuer is a 100%-owned finance subsidiary of the parent company and the parent company has fully and unconditionally guaranteed the securities. The footnote also must include the narrative disclosures specified in paragraphs (i)(9) and (i)(10) of this Rule 3-10.

In the case of the Registration Statement, all of the above conditions are satisfied, except that it is the Registration Statement, not a footnote to the parent company financial statements, that includes the disclosures required by Rule 3-10(b)(4).[1]

---

[1] Paragraph (i)(9) of Rule 3-10 requires that issuers disclose any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan. Paragraph (i)(10) of Rule 3-10 requires that issuers provide the disclosures prescribed by Rule 4-08(e)(3) with respect to subsidiary

When a subsidiary issuer is eligible to register its securities under MJDS, the financial statements contained in a registration statement and in any annual report on Form 40-F filed by the parent company would not be subject to Rule 3-10 of Regulation S-X. See the Release at Section III.C.7. As a result, Rule 12h-5 is not available to exempt Holdings from the reporting obligations under Sections 13(a) and 15(d). However, because Holdings would satisfy the conditions for an exemption from reporting pursuant to Rule 12h-5, and because, as described below, Holdings has received an analogous exemption under applicable Canadian law, we make on behalf of Holdings the Request specified above.

Canadian Exemptions from Reporting. In response to an application from EnCana and Holdings for exemptive relief from certain continuous disclosure requirements under applicable securities laws, on March 24, 2004 the Canadian securities regulatory authority or regulator in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia and Newfoundland and

---

issuers and subsidiary guarantors. Rule 4-08(e)(3) provides that issuers describe, amongst other things, significant restrictions on the payment of dividends by a registrant where the restricted net assets of consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50-percent-or-less-owned persons accounted for by the equity method together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of this test, restricted net assets of subsidiaries mean that amount of the registrant's proportionate share of net assets (after intercompany eliminations) reflected in the balance sheets of its consolidated and unconsolidated subsidiaries as of the end of the most recent fiscal year which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party (*i.e.*, lender, regulatory agency, foreign government, etc.). We note in this context that EnCana has informed us that it has no such significant restrictions on its ability to obtain funds from Holdings by dividend or loan and that Holdings has no "restricted net assets" as such term is defined in Rule 4-08(e)(3) of Regulation S-X.

Labrador (the "Provinces") issued a decision (attached hereto as Exhibit C) pursuant to the securities legislation of such jurisdictions that Holdings is exempt from the requirements, among others, to file with such regulators and send to its security holders (i) audited annual comparative financial statements; (ii) interim comparative financial statements; and (iii) press releases and material change reports (the "Continuous Disclosure Exemption"). On July 28, 2004, the decision document relating to the Continuous Disclosure Exemption was revoked upon the request of EnCana and Holdings in order to clarify the grounds of the relief and replaced in a decision document that gives effect to the Continuous Disclosure Exemption as initially granted. The July 28, 2004 decision document is attached hereto as Exhibit D.

In addition, on March 24, 2004, the Canadian securities regulatory authority or regulator in each of Ontario, Quebec and Saskatchewan issued a decision (attached hereto as Exhibit E) pursuant to the securities legislation of such jurisdictions that Holdings be exempt from the requirements to file with such securities regulatory authorities or regulators and send to its security holders, as applicable, (i) annual information forms; and (ii) annual and interim Management's Discussion and Analysis. The Continuous Disclosure Exemption in Exhibit D and the exemption in Exhibit E are together referred to herein as the "Exemptions".

The Exemptions are subject to certain conditions, including:

(1) EnCana maintains direct or indirect 100% ownership of the voting shares of Holdings;

(2) the Debt Securities are fully and unconditionally guaranteed by EnCana; and

(3) EnCana continues to file with the securities regulatory authority or regulator in each of the Provinces all documents required to be filed under the applicable securities legislation in each of Provinces within the applicable time limits under both its and Holdings' SEDAR profiles.

Disclosure in Annual and Periodic Reports. As noted above, EnCana files its annual report under MJDS Form 40-F and furnishes current reports on Form 6-K. Also, EnCana prepares its financial statements, including related notes, using Canadian generally accepted accounting principles ("Canadian GAAP"). EnCana has informed us that Canadian GAAP does not require disclosure analogous to that required by Rule 3-10(b) of Regulation S-X. EnCana has also informed us that EnCana has, in the past, voluntarily made disclosures relating to parent guarantees of subsidiary debt obligations similar to those required of U.S. domestic issuers under Rule 3-10(b)(4) and, in addition, that it intends (on a voluntary basis) to disclose in a footnote to its annual audited financial statements (in the footnote relating to its long term debt) that Holdings is an indirect wholly owned subsidiary of EnCana and that the Notes have been fully and unconditionally guaranteed by EnCana. Also, EnCana will in a footnote to its annual audited financial statements make disclosures to the effect that Holdings has obtained certain exemption orders (as previously described in this letter) from Canadian securities regulatory authorities that allow the filing of certain financial and other information of EnCana to satisfy certain continuous disclosure obligations of Holdings. These audited financial statements will be included in EnCana's annual report on Form 40-F. In addition, EnCana will comply with the Canadian law requirements relating to management's discussion and analysis, including the requirements set forth under the caption "Liquidity" in Section 1.6 of Form 51-102 F1 of National Instrument 51-102 which require disclosures similar to or analogous to those contemplated by paragraphs (i)9 and (i)10 of Rule 3-10 of Regulation S-X.

*   *   *

Based on the rationale governing the MJDS (including the Commission's willingness to defer to Canadian reporting requirements), we respectfully request that the Staff concur with our view that Holdings need not comply with the reporting requirements of the Exchange Act. In the alternative, we request that the Staff take a no-action position if under the circumstances described above, Holdings does not comply with the reporting requirements of the Exchange Act.

Should you have any questions, please do not hesitate to call the undersigned at (212) 373-3078.

Sincerely,

Andrew J. Foley

Attachments

cc: David F.C. Sheridan, EnCana Corporation
Edwin S. Maynard, Paul, Weiss, Rifkind, Wharton & Garrison LLP

Exhibit A

BASE SHELF PROSPECTUS

[ENCANA LOGO]

ENCANA HOLDINGS FINANCE CORP.
US$2,000,000,000
DEBT SECURITIES

UNCONDITIONALLY GUARANTEED AS TO PRINCIPAL, PREMIUM (IF ANY), INTEREST AND CERTAIN OTHER AMOUNTS BY ENCANA CORPORATION

We may from time to time sell up to US$2,000,000,000 (or the equivalent in other currencies) aggregate principal amount of our debt securities. These debt securities may be sold in Canada, the United States and elsewhere where permitted by law. These debt securities may consist of debentures, notes or other types of debt and may be issuable in series. We will provide the specific terms of these securities in supplements to this prospectus that will be delivered to purchasers together with this prospectus. Unless otherwise provided in a prospectus supplement relating to a series of debt securities, the debt securities will be our direct, unsecured and unsubordinated obligations and will be issued under a trust indenture. The debt securities will be fully and unconditionally guaranteed by EnCana Corporation. You should read this prospectus and any prospectus supplement carefully before you invest.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

WE ARE PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. ENCANA CORPORATION PREPARES ITS FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

OWNING THE DEBT SECURITIES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION IN ANY APPLICABLE PROSPECTUS SUPPLEMENT.

YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE AND ENCANA CORPORATION ARE INCORPORATED IN CANADA, MOST OF OUR AND ENCANA CORPORATION'S OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS ARE CANADIAN RESIDENTS, AND MOST OF OUR ASSETS, THE ASSETS OF ENCANA CORPORATION OR THE ASSETS OF OUR AND ENCANA CORPORATION'S DIRECTORS AND OFFICERS AND THE EXPERTS ARE LOCATED OUTSIDE THE UNITED STATES.

THERE IS NO MARKET THROUGH WHICH THESE SECURITIES MAY BE SOLD AND PURCHASERS MAY NOT BE ABLE TO RESELL SECURITIES PURCHASED UNDER THIS PROSPECTUS.

March 26, 2004

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

All references in this prospectus and any prospectus supplement to "EnCana Holdings Finance", "we", "us" and "our" mean EnCana Holdings Finance Corp. Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references to "EnCana" and "the Guarantor" means EnCana Corporation and its consolidated subsidiaries and partnerships.

In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars, references to "dollars", "$" or "US$" are to United States dollars and all references to "C$" are to Canadian dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is determined using Canadian generally accepted accounting principles, referred to as "Canadian GAAP".

This prospectus is part of a registration statement on Form F-9 relating to the debt securities that we filed with the U.S. Securities and Exchange Commission (the "SEC"). We may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$2,000,000,000. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". THIS PROSPECTUS DOES NOT CONTAIN ALL OF THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENT, CERTAIN PARTS OF WHICH ARE OMITTED IN ACCORDANCE WITH THE RULES AND REGULATIONS OF THE SEC. YOU MAY REFER TO THE REGISTRATION STATEMENT AND THE EXHIBITS TO THE REGISTRATION STATEMENT FOR FURTHER INFORMATION WITH RESPECT TO US AND THE DEBT SECURITIES.

WHERE YOU CAN FIND MORE INFORMATION

As at the date hereof, we do not directly satisfy the eligibility criteria required to be able to file a prospectus in the form of a short form prospectus or utilize the shelf procedures under Canadian securities legislation. However, because the Guarantor will fully and unconditionally guarantee the payments to be made by us in connection with the debt securities, and the Guarantor satisfies the prescribed eligibility criteria, we are qualified to avail ourselves of the short form and shelf prospectus provisions of Canadian securities legislation. As required by Canadian securities legislation, various disclosure documents filed by the Guarantor under applicable securities legislation are incorporated by reference herein.

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of EnCana Corporation, 1800, 855 -- 2nd Street S.W., P.O. Box 2850, Calgary, Alberta T2P 2S5, Canada, telephone: (403) 645-2000. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of EnCana Corporation at the above-mentioned address and telephone number. These documents are also available through the internet via the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

The Guarantor files with the securities commission or authority in each of the provinces and territories of Canada annual and quarterly reports, material change reports and other information. The Guarantor is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance with the Exchange Act, it also files reports with and furnishes other information to the SEC. Under a multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we or the Guarantor furnish to the SEC at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference rooms. The Guarantor's filings since November 2002 are also electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

We do not intend to file with Canadian securities regulatory authorities separate continuous disclosure information apart from, where there is a material change in our business, operations or capital that is not a material change in respect of the Guarantor, a material change report. We have made application for exemptions from all remaining continuous disclosure requirements contained within the securities legislation of each of the provinces of Canada and expect to be granted decisions of the securities regulatory authorities of each of those jurisdictions to that effect (the "Decisions"). We expect the Decisions to provide in part that we shall be entitled to file, in lieu of such continuous disclosure filings, certain filings of the Guarantor made with the Canadian securities regulatory authorities.

Under applicable securities laws in Canada and the United States, the Canadian securities commissions and the SEC allow us to incorporate by reference certain information that the Guarantor files with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the Canadian securities commissions under the Canadian securities legislation:

(a) the Guarantor's Annual Information Form dated February 25, 2004 (including Management's Discussion and Analysis for the year ended December 31, 2003, incorporated therein by reference);

(b) the Guarantor's audited comparative consolidated financial statements for the year ended December 31, 2003, including the auditors' report thereon;

(c) Alberta Energy Company Ltd.'s audited comparative consolidated statements of earnings, retained earnings and cash flows for the year ended December 31, 2001, including the auditors' report thereon and unaudited comparative consolidated statements of earnings, retained earnings and cash flows for the three month period ended March 31, 2002; and

(d) the Guarantor's Information Circular dated March 5, 2004 relating to the annual and special meeting of the Guarantor's shareholders to be held on April 28, 2004 (excluding those portions under the headings "Statement of Executive Compensation" and "Statement of Corporate Governance Practices").

Any annual information form, audited annual consolidated financial statements (together with the auditors' report thereon), information circular (excluding the portion under the headings "Composition of the Human Resources and Compensation Committee", "Human Resources and Compensation Committee Report", "Performance Chart" and "Statement of Corporate Governance Practices" or other similar headings), unaudited interim consolidated financial statements and the accompanying management's discussion and analysis or material change reports (excluding confidential material change reports) subsequently filed by us or the Guarantor with securities commissions or similar authorities in the relevant provinces and territories of Canada after the date of this prospectus and prior to the termination of the offering of debt securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on SEDAR. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement relating to the debt securities of which this prospectus forms a part.

ANY STATEMENT CONTAINED IN THIS PROSPECTUS OR IN A DOCUMENT (OR PART THEREOF) INCORPORATED BY REFERENCE, OR DEEMED TO BE INCORPORATED BY REFERENCE, IN THIS PROSPECTUS SHALL BE DEEMED TO BE MODIFIED OR

SUPERSEDED, FOR PURPOSES OF THIS PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED IN THE PROSPECTUS OR IN ANY SUBSEQUENTLY FILED DOCUMENT (OR PART THEREOF) THAT ALSO IS, OR IS DEEMED TO BE, INCORPORATED BY REFERENCE IN THIS PROSPECTUS MODIFIES OR REPLACES SUCH STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE PART OF THIS PROSPECTUS. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT WHICH IT MODIFIES OR SUPERSEDES.

Updated interest coverage ratios will be filed quarterly by the Guarantor with the applicable securities regulatory authorities, including the SEC, either as prospectus supplements or exhibits to the Guarantor's unaudited interim consolidated financial statements and audited annual consolidated financial statements and will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of the debt securities.

Upon a new annual information form and related annual consolidated financial statements being filed by the Guarantor with, and where required, accepted by, the applicable securities regulatory authorities during the duration of this prospectus, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and the accompanying management's discussion and analysis, information circulars and material change reports filed prior to the commencement of the Guarantor's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by the Guarantor with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus.

A prospectus supplement or prospectus supplements containing the specific terms for an issue of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement but only for the purposes of the debt securities issued thereunder.

You may obtain a copy of the Guarantor's Annual Information Form and other information identified above by writing or calling the Guarantor at the following address and telephone number:

EnCana Corporation
1800, 855 -- 2nd Street S.W.
Calgary, Alberta T2P 2S5
(403) 645-2000
Attention: Corporate Secretary

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT AND ON THE OTHER INFORMATION INCLUDED IN THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE DEBT SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED BY LAW. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

FORWARD-LOOKING STATEMENTS

Certain statements included in this prospectus and the documents incorporated by reference herein constitute forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating to, but not limited to, the operations, anticipated financial performance, business prospects and strategies of EnCana (including the U.S. Group, as hereinafter defined). Forward looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook on crude oil and natural gas prices, estimates of future production, reserves and resources, the estimated amounts and timing of capital expenditures, anticipated future debt levels and royalty rates, or other expenditures, beliefs, plans, objectives, assumptions or statements about future events or performance.

You are cautioned not to place undue reliance on forward looking statements. By their nature, forward looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes will not occur. These factors include, but are not limited to:

- general economic, business and market conditions;
- volatility of crude oil, natural gas and natural gas liquids prices;
- fluctuations in currency and interest rates, product supply and demand;
- competition;
- risks inherent in foreign operations, including political and economic risk;
- risks of war, hostilities, civil insurrection and terrorist threats;
- risks inherent in marketing operations including credit risks;
- imprecision of reserve estimates;
- EnCana's ability to replace or expand reserves;
- EnCana's ability to either generate sufficient cash flow to meet current and future obligations or to obtain external debt or equity financing;
- EnCana's ability to enter into or renew leases;
- the timing and costs of pipeline and natural gas storage facility construction and expansion;
- EnCana's ability to make capital investments and the amounts thereof;
- imprecision in estimating future production capacity, and the timing, costs and levels of production and drilling;
- results of EnCana's exploration, development and drilling activity;
- EnCana's ability to secure adequate product transportation;
- changes in regulations, including environmental regulations;
- risks associated with existing and potential future lawsuits and regulatory actions against EnCana;
- uncertainty in amounts and timing of royalty payments; and
- imprecision in estimating product sales.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our or the Guarantor's actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. You should also carefully consider the matters discussed under "Risk Factors" in the prospectus. Neither we nor EnCana Corporation undertake any obligation to update publicly or otherwise revise any forward looking statements, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

ENCANA HOLDINGS FINANCE CORP.

We are an unlimited liability company incorporated on August 25, 2003 under the laws of the province of Nova Scotia, Canada. We are a wholly owned indirect subsidiary of EnCana Corporation. Our principal executive offices are located at 1800, 855 -- 2nd Street S.W., Calgary, Alberta T2P 2S5, Canada and our registered offices are located at Suite 800, 1959 Upper Water St., P.O. Box 997, Halifax, Nova Scotia, B3J 2X2.

We are part of a group of EnCana's subsidiaries and partnerships which carry on substantially all of EnCana's operations in the United States (the "U.S. Group"). We have been established for the purpose of raising financing for the U.S. Group. We have no subsidiaries and, except as aforesaid, have no active business.

Unless otherwise indicated in the applicable prospectus supplement relating to a series of debt securities, we will advance the net proceeds we receive from the sale of the debt securities to one or more other corporations or partnerships within the U.S. Group, by way of loan, for their use for the general corporate purposes of the U.S. Group. See "Use of Proceeds". The U.S. Group is involved in both upstream and midstream operations. The upstream operations of the U.S. Group are currently focused on exploiting deep, tight, long-life natural gas formations primarily in the Jonah sweet natural gas field located in the Green River Basin of southwest Wyoming and the Mamm Creek natural gas field located in the Piceance Basin of northwest Colorado. The U.S. Group also explores for, develops and produces natural gas and crude oil in other areas, including north Texas, the Gulf of Mexico and Alaska. The U.S. Group's midstream operations include an extensive natural gas storage network with facilities in California and Oklahoma, as well as various natural gas gathering and processing assets.

The funds required by us to satisfy our obligations under the debt securities we issue under this prospectus will be obtained through our debt interests in other members of the U.S. Group or through other advances from EnCana Corporation or its subsidiaries or partnerships. Any debt securities we issue under this prospectus will be fully and unconditionally guaranteed by EnCana Corporation.

ENCANA CORPORATION

EnCana Corporation is one of the world's leading independent crude oil and natural gas exploration and production companies, based on landholdings and production at December 31, 2003. EnCana's key landholdings are in Western Canada, the U.S. Rocky Mountains, Ecuador, the United Kingdom ("U.K.") central North Sea, offshore Canada's East Coast and the Gulf of Mexico. It explores for, produces and markets natural gas, crude oil and natural gas liquids ("NGLs") in Canada and the United States. EnCana is also engaged in exploration and production activities internationally including production from Ecuador and the U.K. central North Sea. EnCana has interests in midstream operations and assets, including natural gas storage, NGLs gathering and processing facilities, power plants and pipelines.

EnCana continually pursues opportunities to develop and expand its business, which may include significant corporate or asset acquisitions. EnCana may finance such acquisitions with debt or equity, or a combination of both.

EnCana was formed through the business combination (the "Merger") of PanCanadian Energy Corporation ("PanCanadian") and Alberta Energy Company Ltd. ("AEC") on April 5, 2002. Pursuant to the Merger, PanCanadian indirectly acquired all of the outstanding common shares of AEC and PanCanadian's name was changed to EnCana Corporation. Effective January 1, 2003, EnCana Corporation amalgamated with its wholly owned subsidiary, AEC, and continued as one entity. As a result of the amalgamation, EnCana Corporation is the successor issuer in respect of AEC's previously issued debt securities and is responsible for all of AEC's contractual obligations.

EnCana Corporation's principal executive and registered offices are located at 1800, 855 -- 2nd Street S.W., Calgary, Alberta T2P 2S5, Canada.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement relating to a series of debt securities, we will advance the net proceeds we receive from the sale of the debt securities to one or more other corporations or partnerships within the U.S. Group, by way of loan, for their use for general corporate purposes of the U.S. Group. Those general corporate purposes may include capital expenditures, the repayment of indebtedness and the financing of acquisitions. The amount of net proceeds to be used for any such purpose will be described in an applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

In this section only, "EnCana Corporation" and "the Guarantor" refer only to EnCana Corporation without any of its subsidiaries or partnerships through which it operates. The following description describes certain general terms and provisions of the debt securities. We will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a supplement to this prospectus.

The debt securities will be issued under an indenture (hereinafter referred to as the "Indenture") to be entered into among us, the Guarantor and Deutsche Bank Trust Company Americas, as "Trustee". The Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of Indenture has been filed as an exhibit to the registration statement filed with the SEC. The following is a summary of the Indenture which describes certain general terms and provisions of the debt securities and is not intended to be complete; these statements are qualified in their entirety by, and subject to, the provisions of the Indenture, including the definition of capitalized terms used under this caption. We urge you to read the Indenture carefully, because it is the Indenture, and not this summary, that governs your rights as a holder of our debt securities. See "Where You Can Find More Information" in this prospectus. Prospective investors should rely on information in the applicable prospectus supplement, which may provide information that is different from this prospectus.

We may, from time to time, issue debt instruments and incur additional indebtedness other than through the issuance of debt securities pursuant to this prospectus.

GENERAL

The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes and other unsecured evidences of indebtedness) that we may issue under the Indenture. It provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any foreign currency. Special Canadian and U.S. federal income tax considerations applicable to any of our debt securities denominated in a foreign currency will be described in the prospectus supplement relating to any offering of debt securities denominated in a foreign currency. The debt securities offered pursuant to this prospectus will be issued in an amount up to US$2,000,000,000, or if any debt securities are offered at original issue discount, such greater amount as shall result in an aggregate offering price of up to US$2,000,000,000 or the equivalent in other currencies. The Indenture also permits us to increase the principal amount of any series of our debt securities previously issued and to issue that increased principal amount. The applicable prospectus supplement will set forth the following terms relating to the debt securities being offered by us:

- the specific designation and the aggregate principal amount of the debt securities of such series;
- the extent and manner, if any, to which payment on or in respect of our debt securities of such series will be senior or will be subordinated to the prior payment of our other liabilities and obligations;
- the percentage or percentages of principal amount at which our debt securities of such series will be issued;
- the date or dates on which the principal of (and premium, if any, on) our debt securities of such series will be payable and the portion (if less than the principal amount) of the debt securities of such series to be payable upon a declaration of acceleration of maturity and/or the method by which such date or dates shall be determined or extended;
- the rate or rates (whether fixed or variable) at which our debt securities of such series will bear interest, if any, and the date or dates from which such interest will accrue;
- the dates on which any interest will be payable and the regular record dates for the payment of interest on our debt securities of such series in registered form;
- the place or places where the principal of (and premium, if any, and interest, if any, on) our debt securities will be payable, and each office or agency where our debt securities of such series may be presented for registration of transfer or exchange;
- if other than U.S. dollars, the currency in which our debt securities of such series are denominated or in which currency payment of the principal of (and premium, if any, and interest, if any, on) such debt securities of such series will be payable;

- whether our debt securities of such series will be issuable in the form of one or more global securities and, if so, the identity of the depositary for the global securities;

- any mandatory or optional redemption or sinking fund provisions;

- the period or periods, if any, within which, the price or prices at which, the currency in which and the terms and conditions upon which our debt securities of such series may be redeemed or purchased by us;

- the terms and conditions, if any, upon which you may redeem our debt securities of such series prior to maturity and the price or prices at which and the currency in which our debt securities of such series are payable;

- any index used to determine the amount of payments of principal of (and premium, if any, or interest, if any, on) our debt securities of such series;

- the terms, if any, on which our debt securities may be converted or exchanged for other of our debt securities or debt securities of other entities;

- any other terms of our debt securities of such series, including covenants and events of default which apply solely to a particular series of our debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to our debt securities of such series which do not apply to a particular series of our debt securities;

- if other than The Depository Trust Company, the person designated as the depositary for the debt securities of such series;

- any applicable material Canadian and U.S. federal income tax consequences;

- whether and under what circumstances we will pay Additional Amounts on the debt securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the debt securities of such series rather than pay the Additional Amounts (and the terms of any such option);

- whether the payment of our debt securities will be guaranteed by any other person in addition to the Guarantor;

- whether the series of our debt securities are to be registered securities, bearer securities (with or without coupons) or both; and

- if other than denominations of US$1,000 and any integral multiple thereof, the denominations in which any registered securities of the series shall be issuable and, if other than the denomination of US$5,000, the denomination or denominations in which any bearer securities of the series shall be issuable.

Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford holders of our debt securities the right to tender such debt securities to us in the event that we have a change in control.

Our debt securities may be issued under the Indenture bearing no interest or at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating to the debt securities.

GUARANTEE

The Guarantor will fully and unconditionally guarantee the payment of the principal (and premium, if any) and interest, if any, on the debt securities issued by us and any Additional Amounts payable with respect to such debt securities when they become due and payable, whether at the stated maturity thereof or by declaration of acceleration, notice of redemption or otherwise.

RANKING

Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be our unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness outstanding from time to time.

The guarantee will be the Guarantor's unsubordinated and unsecured obligation and, unless otherwise provided with respect to a series of debt securities, will rank equally with all of the Guarantor's other unsecured, unsubordinated obligations. The Guarantor conducts a substantial portion of its business through corporate and partnership subsidiaries. The Guarantor's obligations under the guarantee will be structurally subordinate to all existing and future indebtedness and liabilities of any of the Guarantor's corporate and partnership subsidiaries.

FORM, DENOMINATIONS AND EXCHANGE

A series of our debt securities may be issued solely as registered securities, solely as bearer securities or as both registered securities and bearer securities. The Indenture also provides that a series of our debt securities may be issuable in global form. Registered securities will be issuable in denominations of US$1,000 and integral multiples of US$1,000 and bearer securities will be issuable in denominations of US$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. Unless otherwise indicated in the applicable prospectus supplement, bearer securities will have interest coupons attached.

A prospectus supplement may indicate the places to register a transfer of our debt securities. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of our debt securities, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

o issue, register the transfer of or exchange any series of our debt securities during a period beginning at the opening of business 15 days before any selection of that series of our debt securities to be redeemed and ending at the close of business on (i) if the series of our debt securities are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (ii) if the series of our debt securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if the series of our debt securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption;

o register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

o exchange any bearer security selected for redemption, except that, to the extent provided with respect to such bearer security, such bearer security may be exchanged for a registered security of that series and like tenor, PROVIDED that such registered security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of the Indenture; or

o issue, register the transfer of or exchange any of our debt securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

PAYMENT

Unless otherwise indicated in the applicable prospectus supplement, payment of principal of (and premium, if any, and interest, if any, on) our debt securities (other than global securities) will be made at the office or agency of the Trustee.

Unless otherwise indicated in the applicable prospectus supplement, payment of any interest will be made to the persons in whose name our debt securities are registered at the close of business on the day or days specified by us.

GLOBAL SECURITIES

A series of our debt securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for our debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of our debt securities to be represented by a global security will be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of our debt securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of our debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of our debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of our debt securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

Any payments of principal, premium, if any, and interest on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the Guarantor, the Trustee or any paying agent for our debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

If a depositary for a global security representing a particular series of our debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of our debt securities in definitive form in exchange for a global security representing such series of our debt securities. In addition, we may at any time and in our sole discretion determine not to have a series of our debt securities represented by a global security and, in such event, will issue a series of our debt securities in definitive form in exchange for all of the global securities representing the series of debt securities.

CERTAIN DEFINITIONS

Set forth below is a summary of certain of the defined terms used in the Indenture. We urge you to read the Indenture for the full definition of all such terms.

"CONSOLIDATED NET TANGIBLE ASSETS" means the total amount of assets of any person on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom:

- all current liabilities (excluding any indebtedness classified as a current liability and any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

- all goodwill, trade names, trademarks, patents, unamortized debt discounts and expenses and other like intangibles; and

- appropriate adjustments on account of minority interests of other persons holding shares of the Subsidiaries of such person,

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of such person computed in accordance with GAAP.

"CURRENT ASSETS" means assets which in the ordinary course of business are expected to be realized in cash or sold or consumed within 12 months.

"FACILITIES" means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquefying facilities, flares, stacks and burning towers; floatation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers; generating plants (including power plants) and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

"FINANCIAL INSTRUMENT OBLIGATIONS" means obligations arising under:

- interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

- currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

- commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

"GAAP" means generally accepted accounting principles in Canada which are in effect from time to time, unless the person's most recent audited or quarterly financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case GAAP shall mean generally accepted accounting principles in the United States in effect from time to time.

"LIEN" means, with respect to any properties or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, charge, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such properties or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

"NON-RECOURSE DEBT" means indebtedness to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such indebtedness, PROVIDED that the recourse of the lender thereof (including any agent, trustee, receiver or other person acting on behalf of such entity) in respect of such indebtedness is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such indebtedness has been incurred and to the receivables, inventory, equipment, chattels payable, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.

"PERMITTED LIENS" of any person at any particular time means:

- Liens existing as of the date of the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such date;
- Liens on Current Assets given in the ordinary course of business to any financial institution or others to secure any indebtedness payable on demand or maturing (including any right of extension or renewal) within 12 months or less from the date such indebtedness is incurred;
- Liens in connection with indebtedness, which, by its terms, is Non-Recourse Debt to the Guarantor or any of its Subsidiaries;
- Liens existing on property or assets at the time of acquisition (including by way of lease) by such person, PROVIDED that such Liens were not incurred in anticipation of such acquisition;
- Liens or obligations to incur Liens (including under indentures, trust deeds and similar instruments) on property or assets of another person existing at the time such other person becomes a Subsidiary of such person, or is liquidated or merged into, or amalgamated or consolidated with, such person or Subsidiary of such person or at the time of the sale, lease or other disposition to such person or Subsidiary of such person of all or substantially all of the properties and assets of such other person, PROVIDED that such Liens were not incurred in anticipation of such other person becoming a Subsidiary of such person;
- Liens upon property or assets of whatsoever nature other than Restricted Property;
- Liens upon property or facilities used in connection with, or necessarily incidental to, the purchase, sale, storage, transportation or distribution of oil or gas or the products derived from oil or gas;
- Liens arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, storage, transportation, distribution, gathering or processing of Restricted Property, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other agreements which are customary in the oil and natural gas business, PROVIDED in all instances that such Lien is limited to the property or assets that are the subject of the relevant agreement;
- Liens on assets or property (including oil sands property) securing: (i) all or any portion of the cost of acquisition (directly or indirectly), surveying, exploration, drilling, development, extraction, operation, production, construction, alteration, repair or improvement of all or any part of such assets or property, the plugging and abandonment of wells and the decommissioning or removal of structures or facilities located thereon, and the reclamation and clean-up of such properties, facilities and interests and surrounding lands whether or not owned by the Guarantor or its Restricted Subsidiaries, (ii) all or any portion of the cost of acquiring (directly or indirectly), developing, constructing, altering, improving, operating or repairing any assets or property (or improvements on such assets or property) used or to be used in connection with such assets or property, whether or not located (or located from time to time) at or on such assets or property, (iii) indebtedness incurred by the Guarantor or any of its Subsidiaries to provide funds for the activities set forth in clauses (i) and (ii) above, provided such indebtedness is incurred prior to, during or within two years after the completion of acquisition, construction or such other activities referred to in clauses (i) and (ii) above, and (iv) indebtedness incurred by the Guarantor or any of its Subsidiaries to refinance indebtedness incurred for the purposes set forth in clauses (i) and (ii) above. Without limiting the generality of the foregoing, costs incurred after the date hereof with respect to clauses (i) or (ii) above shall include costs incurred for all facilities relating to such assets or property, or to projects, ventures or other arrangements of which such assets or property form a part or which relate to such assets or property, which facilities shall include, without limitation, Facilities, whether or not in whole or in part located (or from time to time located) at or on such assets or property;
- Liens granted in the ordinary course of business in connection with Financial Instrument Obligations;

- Purchase Money Mortgages;

- Liens in favor of the Guarantor or any of its Subsidiaries to secure indebtedness owed to the Guarantor or any of its Subsidiaries; and

- any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any Lien referred to in the foregoing clauses; PROVIDED, HOWEVER, that (i) such new Lien shall be limited to all or part of the property or assets which was secured by the prior Lien plus improvements on such property or assets and (ii) the indebtedness, if any, secured by the new Lien is not increased from the amount of the indebtedness secured by the prior Lien then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations, refinancings, replacements, exchanges or refundings.

"PURCHASE MONEY MORTGAGE" of any person means any Lien created upon any property or assets of such person to secure or securing the whole or any part of the purchase price of such property or assets or the whole or any part of the cost of constructing or installing fixed improvements thereon or to secure or securing the repayment of money borrowed to pay the whole or any part of such purchase price or cost of any vendor's privilege or Lien on such property or assets securing all or any part of such purchase price or cost including title retention agreements and leases in the nature of title retention agreements; PROVIDED that (i) the principal amount of money borrowed which is secured by such Lien does not exceed 100% of such purchase price or cost and any fees incurred in connection therewith, and (ii) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item.

"RESTRICTED PROPERTY" means any oil, gas or mineral property of a primary nature located in the United States or Canada, and any facilities located in the United States or Canada directly related to the mining, processing or manufacture of hydrocarbons or minerals, or any of the constituents thereof and includes Voting Shares or other interests of a corporation or other person which owns such property or facilities, but does not include (i) any property or facilities used in connection with or necessarily incidental to the purchase, sale, storage, transportation or distribution of Restricted Property, (ii) any property which, in the opinion of the Guarantor's board of directors, is not materially important to the total business conducted by the Guarantor and its Subsidiaries as an entirety or (iii) any portion of a particular property which, in the opinion of the Guarantor's board of directors, is not materially important to the use or operation of such property.

"RESTRICTED SUBSIDIARY" means, on any date, any Subsidiary of the Guarantor which owns at the time Restricted Property; PROVIDED, HOWEVER, such term shall not include a Subsidiary of the Guarantor if the amount of the Guarantor's share of Shareholders' Equity of such Subsidiary constitutes, at the time of determination, less than 2% of the Guarantor's Consolidated Net Tangible Assets.

"SHAREHOLDERS' EQUITY" means the aggregate amount of shareholders' equity (including but not limited to share capital, contributed surplus and retained earnings) of a person as shown on the most recent annual audited or unaudited interim consolidated balance sheet of such person and computed in accordance with GAAP.

"SUBSIDIARY" of any person means, on any date, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

"UNRESTRICTED SUBSIDIARY" means a Subsidiary which is not or which has ceased to be a Restricted Subsidiary.

"VOTING SHARES" means shares of any class of any corporation carrying voting rights under all circumstances, PROVIDED that, for the purposes of this definition, shares which only carry the right to vote conditionally on the happening of any event shall not be considered Voting Shares, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such an event, or solely because the right to vote may not be exercisable under the charter of the corporation.

COVENANTS

LIMITATION ON LIENS

The Indenture provides that so long as any of our debt securities are outstanding and subject to the provisions of the Indenture, the Guarantor will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise have outstanding any Lien securing any indebtedness for borrowed money or interest thereon (or any liability of the Guarantor or such Restricted Subsidiaries under the related guarantee or endorsement or other instrument under which the Guarantor or such Restricted Subsidiaries are contingently liable, either directly or indirectly, for borrowed money or interest thereon), other than Permitted Liens, without also simultaneously or prior thereto securing, or causing such Restricted Subsidiaries to secure, indebtedness under the Indenture so that our debt securities are secured equally and ratably with or prior to such other indebtedness, except that the Guarantor and its Restricted Subsidiaries may incur a Lien to secure indebtedness for borrowed money without securing our debt securities if, after giving effect thereto, the principal amount of indebtedness for borrowed money secured by Liens created, incurred or assumed after the date of the Indenture and otherwise prohibited by the Indenture does not exceed 10% of the Guarantor's Consolidated Net Tangible Assets.

Notwithstanding the foregoing, transactions such as the sale (including any forward sale) or other transfer of (i) oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified rate of return (however determined), or a specified amount of such oil, gas, minerals, or other resources of a primary nature, or (ii) any other interest in property of the character commonly referred to as a "production payment", will not constitute a Lien and will not result in the Guarantor or a Restricted Subsidiary being required to secure the debt securities.

CONSOLIDATION, AMALGAMATION, MERGER AND SALE OF ASSETS

Neither we nor the Guarantor may consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, or convey, transfer or lease all or substantially all our or the Guarantor's, as the case may be, properties and assets to any person, unless:

- the entity formed by or continuing from such consolidation or amalgamation or into which we or the Guarantor (as the case may be) are merged or with which we or the Guarantor (as the case may be) enter into such statutory arrangement or the person which acquires or leases all or substantially all of our or the Guarantor's properties and assets (as the case may be) is organized and existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, statutory arrangement or other transaction would not impair the rights of the holders of our debt securities, in any other country, PROVIDED that if such successor entity is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the successor entity assumes our or the Guarantor's obligations (as the case may be) under the debt securities and the Indenture to pay Additional Amounts, with the name of such successor jurisdiction being included in addition to Canada in each place that Canada appears in "--Payment of Additional Amounts" below;

- the successor entity expressly assumes or assumes by operation of law all of our or the Guarantor's obligations (as the case may be) under our debt securities, the guarantee and the Indenture;

- immediately before and after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing; and

- certain other conditions are met.

If, as a result of any such transaction, any of the Guarantor's or its Restricted Subsidiaries' Restricted Properties become subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the "LIMITATION ON LIENS" covenant above without equally and ratably securing our debt securities, the Guarantor, simultaneously with or prior to such transaction, will secure, or cause the applicable Restricted Subsidiary to secure, our debt securities equally and ratably with or prior to the indebtedness secured by such Lien.

PAYMENT OF ADDITIONAL AMOUNTS

Unless otherwise specified in the applicable prospectus supplement, all payments made by or on behalf of us or the Guarantor under or with respect to any series of our debt securities or related guarantee will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Canadian Taxes"), unless we or the Guarantor, as the case may be, are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we or the Guarantor, as the case may be, are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities or guarantee, we or the Guarantor, as the case may be, will pay to each holder of such debt securities as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a debt securities holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

- with which we or the Guarantor, as the case may be, do not deal at arm's length (for the purposes of the INCOME TAX ACT (Canada)) at the time of the making of such payment;

- which is subject to such Canadian Taxes by reason of the debt securities holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the debt securities or the receipt of payments thereunder; or

- which is subject to such Canadian Taxes by reason of the debt securities holder's failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

We or the Guarantor, as the case may be, will also:

- make such withholding or deduction; and

- remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We or the Guarantor, as the case may be, will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us or the Guarantor, as the case may be.

We and the Guarantor will indemnify and hold harmless each holder of debt securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount (excluding any Additional Amounts that have previously been paid by us or the Guarantor with respect thereto) of:

- the payment of any Canadian Tax, together with any interest, penalties and reasonable expenses in connection therewith; and

- any Canadian Taxes imposed with respect to any reimbursement under the preceding clause, but excluding any such Canadian Taxes on such holder's net income.

In any event, no Additional Amounts or indemnity amounts will be payable in excess of Additional Amounts or the indemnity amounts which would be required if the holder of debt securities was a resident of the United States for purposes of the Canada-U.S. Income Tax Convention (1980), as amended.

Wherever in the Indenture, the debt securities or the guarantee there is mentioned, in any context, the payment of principal (and premium, if any), interest, if any, or any other amount payable under or with respect to a debt security or guarantee, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

TAX REDEMPTION

Unless otherwise specified in the applicable prospectus supplement, a series of our debt securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

- as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date specified in the applicable prospectus supplement, we have or will become obligated to pay (or the Guarantor has or will become obligated to pay, as the case may be) on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series as described under "--Payment of Additional Amounts"; or

- on or after the date specified in the applicable prospectus supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in Canada, or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to us (or the Guarantor, as the case may be), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us (or the Guarantor, as the case may be) of legal counsel of recognized standing, will result in our (or the Guarantor, as the case may be) becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series;

and, in any such case, we, in our business judgment, or the Guarantor, in its business judgment, as the case may be, determine that such obligation cannot be avoided by the use of reasonable measures available to us.

In the event that we elect to redeem a series of our debt securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of our debt securities pursuant to their terms.

Notice of intention to redeem such series of our debt securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

PROVISION OF FINANCIAL INFORMATION

The Guarantor will file with the Trustee, within 15 days after it files them with the SEC, copies, which may be in electronic format, of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which it is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that the Guarantor may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Guarantor will continue to provide the Trustee:

- within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F, Form 40-F or Form 10-K as applicable (or any successor form); and

- within 65 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form) which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not the Guarantor has any of its securities listed on such exchange. Such information will be prepared in accordance with Canadian disclosure requirements and GAAP; PROVIDED, HOWEVER, that the Guarantor shall not be obligated to file such report with the SEC if the SEC does not permit such filings.

EVENTS OF DEFAULT

The following are summaries of events of default under the Indenture with respect to any series of our debt securities:

- default in the payment of any interest on any debt security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

- default in the payment of the principal of (or premium, if any, on), any debt security of that series when it becomes due and payable;

- default in the performance, or breach, of any of our or the Guarantor's covenants or warranties in the Indenture in respect of our debt securities of that series (other than a covenant or warranty a default in the performance of which or the breach of which is specifically dealt with elsewhere in the Indenture), and continuance of such default or breach for a period of 60 days after receipt by us and the Guarantor of written notice, specifying such default or breach, by the Trustee or by the holders of at least 25% in principal amount of all outstanding debt securities of any series affected thereby;

- if an event of default (as defined in any indenture or instrument under which we, or the Guarantor, or any of its Restricted Subsidiaries, has at the time of the Indenture or shall thereafter have outstanding any indebtedness for borrowed money) shall happen and be continuing, or we, or the Guarantor, or any Restricted Subsidiary shall have failed to pay principal amounts with respect to such indebtedness at maturity and such event of default or failure to pay shall result in such indebtedness being declared due and payable or otherwise being accelerated, in either event so that an amount in excess of the greater of US$75,000,000 and 2% of the Guarantor's Shareholders' Equity shall be or become due and payable upon such declaration or otherwise accelerated prior to the date on which the same would otherwise have become due and payable (the "accelerated indebtedness"), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness shall be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it shall not be considered an event of default for purposes of the Indenture until 30 days after such indebtedness has been accelerated, or (ii) if the accelerated indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, Non-Recourse Debt to us, the Guarantor or its Restricted Subsidiaries, it shall not be considered an event of default for purposes of the Indenture; or (B) if such accelerated indebtedness is recourse to us, the Guarantor or its Restricted Subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or an event of default shall be applicable together with an additional seven days before being considered an event of default for purposes of the Indenture;

- certain events in bankruptcy, insolvency or reorganization; or

- any other events of default provided with respect to debt securities of that series.

If an event of default under the Indenture occurs and is continuing with respect to any series of our debt securities, then and in every such case the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount (or, if the debt securities of that series are original issue discount debt securities, such portion of the principal amount as may be specified in the terms of that series) of all debt securities of such series and all accrued and unpaid interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of our debt securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series, by written notice to us, the Guarantor and the Trustee under certain circumstances, may rescind and annul such acceleration.

Reference is made to the applicable prospectus supplement or supplements relating to each series of our debt securities which are original issue discount debt securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.

Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such event of default.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless:

- such holder has previously given to the Trustee written notice of a continuing event of default with respect to the debt securities of such series affected by such event of default;

- the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series (voting as one class) affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

- the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security.

We and the Guarantor will annually furnish to the Trustee a statement by certain of our and the Guarantor's officers as to whether or not we and the Guarantor, to the best of their knowledge, are in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults.

DEFEASANCE AND COVENANT DEFEASANCE

Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at our or the Guarantor's option, we and the Guarantor will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants (as evidenced by an officer's certificate delivered to the Trustee) to pay the principal of (and premium, if any, and each installment of interest, if any, on) the outstanding debt securities of such series (hereinafter referred to as a "defeasance") (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things:

- we or the Guarantor have delivered to the Trustee an opinion of counsel in the United States stating that (i) we or the Guarantor have received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

- we or the Guarantor have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

- no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

- neither we nor the Guarantor is an "insolvent person" within the meaning of the BANKRUPTCY AND INSOLVENCY ACT (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

We or the Guarantor may exercise the defeasance option notwithstanding the prior exercise of the Covenant Defeasance option described in the following paragraph if the conditions described in the preceding sentence are met at the time we or the Guarantor exercise the defeasance option.

The Indenture provides that, at our or the Guarantor's option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we or the Guarantor, as applicable, may omit to comply with the "LIMITATION ON LIENS" covenant, certain aspects of the "CONSOLIDATION, AMALGAMATION, MERGER AND SALE OF ASSETS" covenant and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and the outstanding debt securities and guarantee upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants (as evidenced by an officer's certificate delivered to the Trustee) to pay the principal of (and premium, if any, and each installment of interest, if any, on) the outstanding debt securities (hereinafter referred to as "covenant defeasance"). If we or the Guarantor exercise the covenant defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

- we or the Guarantor have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

- we or the Guarantor have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such covenant defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities include holders who are not resident in Canada);

- no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

- neither we nor the Guarantor is an "insolvent person" within the meaning of the BANKRUPTCY AND INSOLVENCY ACT (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

MODIFICATION AND WAIVER

Modifications and amendments of the Indenture may be made by us, the Guarantor and the Trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

- change the stated maturity of the principal of, or any installment of interest, if any, on any debt security;

- reduce the principal amount of (or premium, if any, or interest, if any, on) any debt security;

- reduce the amount of principal of a debt security payable upon acceleration of the maturity thereof;

- change the place of payment;

- change the currency of payment of principal of (or premium, if any, or interest, if any, on) any debt security;

- impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

- reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

- modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

The holders of a majority in principal amount of our outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us or the Guarantor with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such debt securities.

CONSENT TO JURISDICTION AND SERVICE

Under the Indenture, we and the Guarantor irrevocably appoint CT Corporation System, 111 -- 8th Avenue, 13th Floor, New York, New York, as our and the Guarantor's authorized agent for service of process in any suit or proceeding arising out of or relating to the debt securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in New York, New York and irrevocably submit to the non-exclusive jurisdiction of any such court.

GOVERNING LAW

Our debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

ENFORCEABILITY OF JUDGMENTS

Since most of the Guarantor's assets, as well as the assets of a number of our and the Guarantor's directors and officers, are outside the United States, any judgment obtained in the United States against us, the Guarantor or certain of our or the Guarantor's directors or officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

We have been informed by Macleod Dixon LLP, our and the Guarantor's Canadian counsel, that the laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Alberta on any final and conclusive IN PERSONAM judgment of any federal or state court located in the State of New York (a "New York Court") against us, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforcement of the Indenture and the debt securities that is not impeachable as void or voidable under the internal laws of the State of New York if: (i) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Alberta (and submission by us in the Indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Alberta or contrary to any order made by the Attorney General of Canada under the FOREIGN EXTRATERRITORIAL MEASURES ACT (Canada) or by the Competition Tribunal under the COMPETITION ACT (Canada); (iii) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights including bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of Alberta; (iv) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Alberta; (v) interest payable on the debt securities is not characterized by a court in the Province of Alberta as interest payable at a criminal rate within the meaning of Section 347 of the CRIMINAL CODE (Canada); and (vi) the action to enforce such judgment is commenced within the appropriate limitation period, except that any court in the Province of Alberta may only give judgment in Canadian dollars.

In the opinion of such counsel, there are no reasons under present laws of the Province of Alberta for avoiding recognition of such judgments of New York Courts under the Indenture or on the debt securities based upon public policy. We have been advised by suchcounsel that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.

Because the Trustee is located in the United States, it may not be possible for purchasers of our debt securities outside the United States to effect service of process outside the United States upon the Trustee nor to enforce against the Trustee, outside the United States, judgments obtained in courts outside the United States. Also, it may not be possible to enforce judgments of non-U.S. courts against the Trustee in the United States.

RISK FACTORS

You should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing the debt securities. If any event arising from these risks occurs, the business, prospects, financial condition, results of operation or cash flows of EnCana (including the U.S. Group) could be materially adversely affected.

A SUBSTANTIAL OR EXTENDED DECLINE IN CRUDE OIL AND NATURAL GAS PRICES COULD HAVE A MATERIAL ADVERSE EFFECT ON ENCANA.

EnCana's financial condition is substantially dependent on the prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have an adverse effect on EnCana's operations and financial condition and the value and amount of EnCana's reserves. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for, crude oil and natural gas, market uncertainty and a variety of additional factors beyond EnCana's control. Crude oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries, world economic conditions, government regulation, political stability in the Middle East and elsewhere, the foreign supply of crude oil, the price of foreign imports, the availability of alternate fuel sources and weather conditions. Natural gas prices realized by EnCana are affected primarily by North American supply and demand, weather conditions and by prices of alternate sources of energy. Any substantial or extended decline in the prices of crude oil and natural gas could result in a delay or cancellation of existing or future drilling, development or construction programs or curtailment in production at some properties or result in unutilized long-term transportation commitments, all of which could have an adverse effect on our revenues, profitability and cash flows.

EnCana conducts an annual assessment of the carrying value of its assets in accordance with Canadian GAAP. If crude oil and natural gas prices decline, the carrying value of EnCana's assets could be subject to financial downward revisions, and EnCana's earnings could be adversely affected.

IF ENCANA FAILS TO ACQUIRE OR FIND ADDITIONAL CRUDE OIL AND NATURAL GAS RESERVES, ENCANA'S RESERVES AND PRODUCTION WILL DECLINE MATERIALLY FROM THEIR CURRENT LEVELS.

EnCana's future crude oil and natural gas reserves and production, and therefore EnCana's cash flows, are highly dependent upon its success in exploiting its current reserve base and acquiring or discovering additional reserves. Without reserve additions through exploration, acquisition or development activities, EnCana's reserves and production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital become limited, EnCana's ability to make the necessary capital investments to maintain and expand its crude oil and natural gas reserves will be impaired. In addition, there can be no guarantee that EnCana will be able to find and develop or acquire additional reserves to replace production at acceptable costs.

ENCANA'S CRUDE OIL AND NATURAL GAS RESERVE DATA AND FUTURE NET REVENUE ESTIMATES ARE UNCERTAIN.

There are numerous uncertainties inherent in estimating quantities of crude oil and natural gas reserves, including many factors beyond EnCana's control. The reserve data incorporated herein represents estimates only. In general, estimates of economically recoverable crude oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as product prices, future operating and capital costs, historical production from the properties and the assumed effects of regulation by governmental agencies, all of which may vary considerably from actual results. All such estimates are to some degree uncertain, and classifications of reserves are only attempts to define the degree of uncertainty involved. For those reasons, estimates of the economically recoverable crude oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. EnCana's actual production, revenues, taxes and development and operating expenditures with respect to its reserves may vary from such estimates, and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history.

Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

ENCANA DOES NOT OPERATE ALL OF ITS PROPERTIES AND ASSETS.

Other companies operate some of the assets in which EnCana has interests. As a result, EnCana has limited ability to exercise influence over operations of these assets or their associated costs. EnCana's dependence on the operator and other working interest owners for these properties and its limited ability to influence operations and associated costs could materially adversely affect its financial performance. The success and timing of EnCana's activities on assets operated by others therefore will depend upon a number of factors that are outside of its control, including:

- timing and amount of capital expenditures;
- the operator's expertise and financial resources;
- approval of other participants;
- selection of technology; and
- risk management practices.

ENCANA'S BUSINESS IS SUBJECT TO ENVIRONMENTAL LEGISLATION IN ALL JURISDICTIONS IN WHICH IT OPERATES AND ANY CHANGES IN SUCH LEGISLATION COULD NEGATIVELY AFFECT ENCANA'S RESULTS OF OPERATIONS.

All phases of the crude oil and natural gas business are subject to environmental regulation pursuant to a variety of Canadian, U.S. and other federal, provincial, territorial, state and municipal laws and regulations (collectively, "environmental legislation").

Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that wells, facility sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations, including exploration and development projects and changes to certain existing projects, may require the submission and approval of environmental impact assessments or permit applications. Compliance with environmental legislation can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties and failure to comply with environmental legislation may result in the imposition of fines and penalties. Although it is not expected that the costs of complying with environmental legislation will have a material adverse effect on EnCana's financial condition or results of operations, no assurance can be made that the costs of complying with environmental legislation in the future will not have such an effect.

In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol (the "Protocol") which requires, upon ratification, nations to reduce their emissions of carbon dioxide and other greenhouse gases. In December 2002, the Canadian federal government ratified the Protocol. If certain conditions are met and the Protocol enters into force internationally, Canada will be required to reduce its greenhouse gas (GHG) emissions. Currently the upstream crude oil and natural gas sector is in discussions with various provincial and federal levels of government regarding the development of greenhouse gas regulations for the industry. It is premature to predict what impact these potential regulations could have on EnCana's sector but it is possible that EnCana would face increases in operating costs in order to comply with a GHG emissions target.

ENCANA MAY BE ADVERSELY AFFECTED BY LEGAL PROCEEDINGS RELATED TO ITS DISCONTINUED MERCHANT ENERGY TRADING OPERATIONS.

An action has been filed by E. & J. Gallo Winery in the United States District Court, Eastern District of California, against EnCana Corporation and its wholly-owned U.S. marketing subsidiary alleging that they engaged in a conspiracy with unnamed competitors in the natural gas and derivatives market in California in violation of U.S. and California anti-trust and unfair competition laws to artificially raise the price of natural gas through various means including the illegal sharing of price information through online trading, price indexes and wash trading. The Gallo complaint claims damages in excess of US$30 million, before potential trebling under California laws.

In addition, EnCana Corporation and its wholly-owned U.S. marketing subsidiary, along with other energy companies, have been named as defendants in several class action lawsuits in California and New York federal and state courts. The California lawsuits relate to sales of natural gas in California from 1999 to the present and contain essentially similar allegations as in the Gallo complaint. The New York lawsuits claim that the defendants' alleged manipulation of natural gas price indexes resulted in higher prices of natural gas futures and option contracts traded on the New York Mercantile Exchange (NYMEX) during the period from January 1, 2000 to December 31, 2002. As is customary, the class actions do not specify the amount of damages claimed. There is no assurance that there will not be other actions arising out of these allegations on behalf of the same or different classes.

EnCana intends to vigorously defend against any claims of liability alleged in these lawsuits; however, neither we nor EnCana can predict the outcome of these proceedings or the commencement or outcome of any future proceedings against EnCana or whether any such proceeding would lead to monetary damages which could have a material adverse effect on EnCana's financial position.

ENCANA'S OPERATIONS ARE SUBJECT TO THE RISK OF BUSINESS INTERRUPTION AND CASUALTY LOSSES.

EnCana's business is subject to all of the operating risks normally associated with the exploration for and production of crude oil and natural gas and the operation of midstream facilities. These risks include blowouts, explosions, fire, gaseous leaks, migration of harmful substances and crude oil spills, any of which could cause personal injury, result in damage to, or destruction of, crude oil and natural gas wells or formations or production facilities and other property, equipment and the environment, as well as interrupt operations. In addition, all of EnCana's operations are subject to all of the risks normally incident to the transportation, processing and storing of crude oil, natural gas and other related products, drilling of crude oil and natural gas wells, and the operation and development of crude oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blowouts, equipment failures and other accidents, sour gas releases, uncontrollable flows of crude oil, natural gas or well fluids, adverse weather conditions, pollution and other environmental risks.

The occurrence of a significant event against which EnCana is not fully insured could have a material adverse effect on EnCana's financial position.

ENCANA'S FOREIGN OPERATIONS WILL EXPOSE IT TO RISKS FROM ABROAD WHICH COULD NEGATIVELY AFFECT ITS RESULTS OF OPERATIONS.

Some of EnCana's operations and related assets are located in countries outside North America, some of which may be considered to be politically and economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, national oil companies and third parties and are frequently subject to economic and political considerations, such as taxation, nationalization, expropriation, inflation, currency fluctuations, increased regulation and approval requirements, governmental regulation and the risk of actions by terrorist or insurgent groups, any of which could aversely affect the economics of exploration or development projects.

ENCANA CORPORATION IS SUBJECT TO INDEMNIFICATION OBLIGATIONS IN CONNECTION WITH PANCANADIAN'S SPIN-OFF FROM CANADIAN PACIFIC LIMITED.

In connection with PanCanadian's spin-off from Canadian Pacific Limited ("CPL") on October 1, 2001, PanCanadian entered into an arrangement agreement with certain other parties to the spin-off which contains a number of representations, warranties and covenants, including (a) an agreement by each of the parties to indemnify and hold harmless each other party on an after-tax basis against any loss suffered or incurred resulting from a breach of a representation, warranty or covenant; and (b) a covenant that each party will not take any action, omit to take any action or enter into any transaction that could adversely impact certain tax rulings received in connection with the spin-off, including government opinions and related opinions of counsel and the assumptions upon which they were made.

With respect to Canadian taxation, in addition to various transactions that the respective parties were prohibited from undertaking prior to the implementation of the CPL arrangement, after the implementation of the CPL arrangement, no party generally is permitted to dispose of or exchange more than 10% of its assets or, among other things, undergo an acquisition of control without severe adverse consequences where such disposition or acquisition of control is for Canadian tax purposes part of a "series of transactions or events" that includes the CPL arrangement, except in limited circumstances.

Should EnCana Corporation be found to have breached its representations and warranties or should it fail to satisfy the contractual covenants, it would be obligated to indemnify the other parties to the arrangement agreement for losses incurred in connection with such breach or failure. In addition, EnCana Corporation is required to indemnify the parties to the arrangement agreement against any loss which they may incur resulting from a claim against it, their respective businesses or its respective assets, whether arising prior to or after the completion of the CPL arrangement. An indemnification claim against us pursuant to the provisions of the arrangement agreement could have a material adverse effect upon us.

PLAN OF DISTRIBUTION

We may sell debt securities to or through underwriters or dealers and also may sell debt securities directly to purchasers or through agents. These debt securities may be sold in Canada, the United States and elsewhere where permitted by law.

The distribution of debt securities of any series may be effected from time to time in one or more transactions:

- at a fixed price or prices, which may be changed;
- at market prices prevailing at the time of sale; or
- at prices related to such prevailing market prices to be negotiated with purchasers.

In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of debt securities by them may be deemed to be underwriting commissions under the United States Securities Act of 1933, as amended (the "Securities Act").

The prospectus supplement relating to each series of debt securities will also set forth the terms of the offering of the debt securities, including to the extent applicable, the initial offering price, our proceeds from the offering, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to each series sold to or through underwriters will be named in the prospectus supplement relating to such series.

Under agreements which may be entered into by us and the Guarantor, underwriters, dealers and agents who participate in the distribution of debt securities may be entitled to indemnification by us or the Guarantor against certain liabilities, including liabilities under the Securities Act. The underwriters, dealers and agents with whom we and the Guarantor enter into agreements may be customers of, engage in transactions with or perform services for us or the Guarantor in the ordinary course of business.

Each series of debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Certain broker-dealers may make a market in the debt securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the debt securities of any series or as to the liquidity of the trading market, if any, for the debt securities of any series.

INTEREST COVERAGE

The following sets forth interest coverage ratios of the Guarantor calculated for the twelve month period ended December 31, 2003 based on audited financial information. The interest coverage ratios set out below have been prepared and included in this prospectus in accordance with Canadian disclosure requirements and have been calculated based on information prepared in accordance with Canadian GAAP. The interest coverage ratios set out below do not purport to be indicative of interest coverage ratios for any future periods. The interest coverage ratios do not give effect to the debt securities offered by this prospectus since the aggregate principal amount of debt securities that will be issued hereunder and the terms of issue are not presently known.

	DECEMBER 31, 2003
Interest coverage on long-term debt:	
Net earnings..........................	11.2 times
Cash flow.............................	16.7 times

Interest coverage on long-term debt on a net earnings basis is equal to net earnings before interest on long-term debt and income taxes divided by interest expense on long-term debt. Interest coverage on long-term debt on a cash flow basis is equal to cash flow before interest expense on long-term debt and cash income taxes divided by interest expense on long-term debt. The Guarantor's net earnings before interest on long-term debt and income taxes for the twelve months ended December 31, 2003 was $3,145 million. For purposes of calculating the interest coverage ratios set forth herein, long-term debt includes the current portion of long-term debt.

LEGAL MATTERS

Unless otherwise specified in the prospectus supplement relating to a series of debt securities, certain legal matters relating to Canadian law will be passed upon for us and the Guarantor by Macleod Dixon LLP, Calgary, Alberta, Canada. Certain legal matters in connection with the offering relating to United States law will be passed upon for us and the Guarantor by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. In addition, certain legal matters relating to United States law will be passed upon for any underwriters, dealers or agents by Shearman & Sterling LLP, Toronto, Ontario, Canada.

The partners and associates of Macleod Dixon LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as a group beneficially own, directly or indirectly, less than 1% of any class of the Guarantor's securities.

EXPERTS

The audited consolidated financial statements incorporated by reference in this prospectus have been so incorporated in reliance on the audit reports, which are also incorporated by reference in this prospectus, of PricewaterhouseCoopers LLP, Chartered Accountants, as experts in auditing and accounting. Information relating to the Guarantor's reserves in the Annual Information Form dated February 25, 2004 was calculated based on evaluations of and reports on the Guarantor's crude oil and natural gas reserves conducted and prepared by Gilbert Laustsen Jung Associates Ltd., McDaniel & Associates Consultants Ltd., Ryder Scott Company, Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton as independent qualified reserves evaluators.

The principals of each of Gilbert Laustsen Jung Associates Ltd., McDaniel & Associates Consultants Ltd., Ryder Scott Company, Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton, in each case, as a group own beneficially, directly or indirectly, less than 1% of any class of the Guarantor's securities.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC's Form F-9:

- the documents listed in the third paragraph under "Where You Can Find More Information" in this prospectus;
- the consent of EnCana's accountants and AEC's accountants, PricewaterhouseCoopers LLP;
- the consent of our counsel, Macleod Dixon LLP;

- the consents of EnCana's independent qualified reserves evaluators, Gilbert Laustsen Jung Associates Ltd., McDaniel & Associates Consultants Ltd., Ryder Scott Company, Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton;
- powers of attorney from our directors and officers and those of EnCana;
- the form of trust indenture relating to the debt securities and the guarantee;
- the statement of eligibility of the trustee on Form T-1; and
- interest coverage ratios.

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We have read the short form prospectus of EnCana Holdings Finance Corp. (the "Company") dated March 26, 2004 relating to the issue and sale of up to US$2,000,000,000 Debt Securities of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of:

(i) our report to the shareholders of EnCana Corporation on the balance sheets of EnCana Corporation as at December 31, 2003 and 2002 and the statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003; and

(ii) our report to the shareholders of Alberta Energy Company Ltd. on the audited consolidated balance sheets as at December 31, 2001 and 2000 and the consolidated statements of earnings, retained earnings and cash flows for each year in the three-year period ended December 31, 2001 of Alberta Energy Company Ltd.

"PricewaterhouseCoopers LLP"
Chartered Accountants
March 26, 2004

US$1,000,000,000

ENCANA HOLDINGS FINANCE CORP.

5.80% NOTES DUE 2014
UNCONDITIONALLY GUARANTEED AS TO PRINCIPAL, PREMIUM (IF ANY),
INTEREST AND CERTAIN OTHER AMOUNTS BY

ENCANA CORPORATION

(ENCANA LOGO)

PROSPECTUS SUPPLEMENT

MAY 10, 2004

DEUTSCHE BANK SECURITIES
MORGAN STANLEY

JP MORGAN
MERRILL LYNCH & CO.
RBC CAPITAL MARKETS

ABN AMRO INCORPORATED
BNP PARIBAS
BANC OF AMERICA SECURITIES LLC
CIBC WORLD MARKETS
CITIGROUP
CREDIT SUISSE FIRST BOSTON
HSBC
LEHMAN BROTHERS
SCOTIA CAPITAL
TD SECURITIES
UBS INVESTMENT BANK

Exhibit B

Filed pursuant to
General Instruction II.K of Form F-9;
File No. 333-113732

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MARCH 26, 2004)

US$1,000,000,000

(ENCANA LOGO)

ENCANA HOLDINGS FINANCE CORP.
5.80% NOTES DUE 2014

UNCONDITIONALLY GUARANTEED AS TO PRINCIPAL, PREMIUM (IF ANY), INTEREST AND CERTAIN OTHER AMOUNTS BY

ENCANA CORPORATION

The notes will bear interest at the rate of 5.80% per year. We will pay interest on the notes on May 1 and November 1 of each year, beginning November 1, 2004. The notes will mature on May 1, 2014. We may redeem some or all of the notes, at any time, at the "make-whole" price described in this prospectus supplement. We may also redeem all of the notes, at any time, if certain events occur involving Canadian taxation.

The notes will be our senior obligations and will rank equally with all of our other unsecured senior debt. The notes will be fully and unconditionally guaranteed on a senior unsecured basis by EnCana Corporation. The guarantee will rank equally with the other unsecured senior debt of EnCana Corporation.

INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 22 OF THE ACCOMPANYING PROSPECTUS.

WE ARE PERMITTED TO PREPARE THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. ENCANA CORPORATION PREPARES ITS FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. AS A RESULT, THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

OWNING THE NOTES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND IN CANADA. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION CONTAINED IN THIS PROSPECTUS SUPPLEMENT.

YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE AND ENCANA CORPORATION ARE INCORPORATED IN CANADA, MOST OF OUR AND ENCANA CORPORATION'S OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE CANADIAN RESIDENTS, AND MOST OF OUR ASSETS, ENCANA CORPORATION'S ASSETS OR THE ASSETS OF OUR AND ENCANA CORPORATION'S DIRECTORS AND OFFICERS AND THE EXPERTS ARE LOCATED OUTSIDE THE UNITED STATES.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	PER NOTE	TOTAL
Public offering price..............................	99.614%	US$996,140,000
Underwriting commissions and fees..................	0.650%	US $6,500,000
Proceeds to us, before expenses....................	98.964%	US$989,640,000

The price of the notes will also include accrued interest, if any, from May 13, 2004 to the date of delivery.

The underwriters expect to deliver the notes on or about May 13, 2004 through The Depository Trust Company.

JOINT BOOK-RUNNING MANAGERS

DEUTSCHE BANK SECURITIES MORGAN STANLEY

JP MORGAN
ABN AMRO INCORPORATED
CIBC WORLD MARKETS
HSBC
TD SECURITIES
MERRILL LYNCH & CO.
BNP PARIBAS
CITIGROUP
LEHMAN BROTHERS
RBC CAPITAL MARKETS
BANC OF AMERICA SECURITIES LLC
CREDIT SUISSE FIRST BOSTON
SCOTIA CAPITAL
UBS INVESTMENT BANK

May 10, 2004

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference. The second part, the accompanying prospectus dated March 26, 2004, gives more general information, some of which may not apply to the notes we are offering. The accompanying prospectus is referred to as the "prospectus" in this prospectus supplement.

IF THE DESCRIPTION OF THE TERMS OF THE NOTES VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, AS WELL AS INFORMATION WE PREVIOUSLY FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND WITH THE SECURITIES REGULATORY AUTHORITY IN EACH OF THE PROVINCES AND TERRITORIES OF CANADA THAT IS INCORPORATED BY REFERENCE, IS ACCURATE AS OF THEIR RESPECTIVE DATES ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS AND THAT OF ENCANA CORPORATION MAY HAVE CHANGED SINCE THOSE DATES.

We are a wholly owned indirect subsidiary of EnCana Corporation. All references in this prospectus supplement and the prospectus to "EnCana Holdings Finance", "we", "us" and "our" mean EnCana Holdings Finance Corp. Unless the context otherwise requires, references to "EnCana" and "the Guarantor" mean EnCana Corporation and its consolidated subsidiaries or partnerships, except that in the sections entitled "Summary of the Offering" and "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus, references to "EnCana Corporation" and "the Guarantor" mean EnCana Corporation, without any of its subsidiaries or partnerships through which it operates.

In this prospectus supplement, all capitalized terms used and not otherwise defined herein have the meanings provided in the prospectus. In this prospectus supplement, the prospectus and any document incorporated by reference, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars, and all financial information is determined using generally accepted accounting principles which are in effect from time to time in Canada ("Canadian GAAP"). "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between EnCana's financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to note 20 of EnCana's audited comparative consolidated financial statements for the year ended December 31, 2003, incorporated by reference in the prospectus.

This prospectus supplement contains disclosure respecting oil and gas production expressed as "cubic feet of natural gas equivalent" and "barrels of oil equivalent" or "boe". All equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

FORWARD-LOOKING STATEMENTS

Certain statements included in this prospectus supplement, the prospectus and the documents incorporated by reference therein constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating to, but not limited to, the operations of EnCana (including the U.S. Group, as hereinafter defined), anticipated financial performance, business prospects and strategies. Forward-looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook on crude oil and natural gas prices, estimates of future production, reserves and resources, the estimated amounts and timing of capital expenditures, anticipated future debt levels and royalty rates, or other expenditures, beliefs, plans, objectives, assumptions or statements about future events or performance.

You are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes will not occur. These factors include, but are not limited to:

- general economic, business and market conditions;
- volatility of crude oil, natural gas and natural gas liquids prices;
- fluctuations in currency and interest rates, product supply and demand;
- competition;
- risks inherent in foreign operations, including political and economic risk;
- risks of war, hostilities, civil insurrection and terrorist threats;
- risks inherent in marketing operations including credit risks;
- imprecision of reserve estimates;
- EnCana's ability to replace or expand reserves;
- EnCana's ability to either generate sufficient cash flow to meet current and future obligations or to obtain external debt or equity financing;
- EnCana's ability to enter into or renew leases;
- the timing and costs of pipeline and natural gas storage facility construction and expansion;
- EnCana's ability to make capital investments and the amounts thereof;
- imprecision in estimating future production capacity, and the timing, costs and levels of production and drilling;
- results of EnCana's exploration, development and drilling activity;
- EnCana's ability to secure adequate product transportation;
- changes in regulations, including environmental regulations;
- risks associated with existing and potential future lawsuits and regulatory actions against EnCana;
- uncertainty in amounts and timing of royalty payments; and
- imprecision in estimating product sales.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our or EnCana's actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" in the prospectus. Neither we nor EnCana Corporation undertake any obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

SUMMARY OF THE OFFERING

THE FOLLOWING IS A BRIEF SUMMARY OF SOME OF THE TERMS OF THIS OFFERING. FOR A MORE COMPLETE DESCRIPTION OF THE TERMS OF THE NOTES, SEE "DESCRIPTION OF THE NOTES" IN THIS PROSPECTUS SUPPLEMENT AND "DESCRIPTION OF DEBT SECURITIES" IN THE PROSPECTUS.

ISSUE..........................	US$1.0 billion aggregate principal amount of 5.80% Notes due 2014.
INTEREST PAYMENT DATES.........	May 1 and November 1 of each year, beginning November 1, 2004.
MATURITY DATE..................	May 1, 2014.
GUARANTEE......................	The notes will be fully and unconditionally guaranteed by EnCana Corporation as to payment of principal (and premium, if any) and interest, if any, and any Additional Amounts.
RANKING........................	The notes will be our direct, unsecured and unsubordinated obligations and will rank equally with all of our unsecured and unsubordinated debt. The guarantee will be the Guarantor's unsecured and unsubordinated obligation, ranking equally in right of payment with all of its other unsecured, unsubordinated obligations from time to time outstanding. The Guarantor conducts a substantial portion of its business through corporate and partnership subsidiaries. The Guarantor's obligations under the guarantee will be structurally subordinate to all existing and future indebtedness and liabilities of any of the Guarantor's corporate and partnership subsidiaries. See "Description of the Notes--Ranking and Other Indebtedness" in this prospectus supplement and "Description of Debt Securities--Ranking" in the prospectus.
OPTIONAL REDEMPTION............	We may redeem the notes, in whole or in part, at any time, at the "make-whole" price described in this prospectus supplement. See "Description of the Notes--Optional Redemption" in this prospectus supplement. We may also redeem all of the notes in whole, but not in part, at the redemption prices described in the accompanying prospectus at any time in the event certain changes affecting Canadian withholding taxes occur. See "Description of Debt Securities--Tax Redemption" in the prospectus.
SINKING FUND...................	None.
CERTAIN COVENANTS..............	The indenture pursuant to which the notes will be issued will contain certain covenants that, among other things, limit: o the ability of the Guarantor and its restricted subsidiaries to create liens; and o our ability, and the ability of the Guarantor (exclusive of its corporate and partnership subsidiaries) to merge, amalgamate or consolidate with, or sell all or substantially all of its assets to, any other person.

See "Description of Debt Securities--Covenants" in the prospectus. These covenants are subject to important exceptions and qualifications which are described under the caption "Description of Debt Securities" in the prospectus.

USE OF PROCEEDS...............	The net proceeds to us from this offering will be approximately US$988.6 million, after deducting the underwriting commission and the estimated expenses payable by us of approximately US$1.0 million. The net proceeds received by us from the sale of the notes will be loaned to the parent partnership of the U.S. Group to be used to pay a portion of the acquisition cost for the proposed acquisition of Tom Brown, Inc. ("Tom Brown"). If the acquisition of Tom Brown is not completed, the net proceeds loaned to the parent partnership of the U.S. Group will be used to repay indebtedness of the U.S. Group or for other general corporate purposes of the U.S. Group. See "Use of Proceeds" in this prospectus supplement.
ADDITIONAL AMOUNTS............	Any payments made by us with respect to the notes will be made without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof. If we are so required to withhold or deduct for Canadian taxes with respect to a payment to the holders of notes, we will pay the additional amount necessary so that the net amount received by the holders of notes after such withholding or deduction is not less than the amount that such holders would have received in the absence of the withholding or deduction. However, no additional amount will be payable in excess of the additional amount that would be payable if the holder was a resident of the United States for purposes of the Canada-U.S. Income Tax Convention (1980), as amended. See "Description of Debt Securities--Payment of Additional Amounts" in the prospectus.
FORM..........................	The notes will be represented by one or more fully registered global notes deposited in book-entry form with, or on behalf of, The Depository Trust Company, and registered in the name of its nominee. See "Description of the Notes--Book-Entry System" in this prospectus supplement. Except as described under "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus, notes in certificated form will not be issued.
GOVERNING LAW.................	The notes, the guarantees and the indenture governing the notes and the guarantees will be governed by the laws of the State of New York.

ENCANA HOLDINGS FINANCE CORP.

We are an unlimited liability company incorporated on August 25, 2003 under the laws of the province of Nova Scotia, Canada. We are a wholly owned indirect subsidiary of EnCana Corporation and are part of a group of EnCana Corporation's subsidiaries and partnerships which carry on substantially all of EnCana Corporation's operations in the United States (the "U.S. Group"). We have been established for the purpose of raising financing for the U.S. Group. We have no subsidiaries and, except as aforesaid, have no active business.

The U.S. Group is involved in both upstream and midstream operations. The upstream operations of the U.S. Group are currently focused on exploiting deep, tight, long life natural gas formations primarily in the Jonah sweet natural gas field located in the Green River Basin of southwest Wyoming and the Mamm Creek natural gas field located in the Piceance Basin of northwest Colorado. The U.S. Group also explores for, develops and produces natural gas and crude oil in other areas, including north Texas, the Gulf of Mexico and Alaska. The U.S. Group's midstream operations include an extensive natural gas storage network with facilities in California and Oklahoma, as well as various natural gas gathering and processing assets.

The funds required by us to satisfy our obligations under the notes we issue under this prospectus supplement will be obtained through our debt interests in other members of the U.S. Group or through other advances from EnCana Corporation or its subsidiaries or partnerships. The notes will be fully and unconditionally guaranteed by EnCana Corporation.

ENCANA CORPORATION

EnCana Corporation is one of the world's leading independent crude oil and natural gas exploration and production companies, based on landholdings and production at December 31, 2003. EnCana's key landholdings are in Western Canada, the U.S. Rocky Mountains, Ecuador, the United Kingdom ("U.K.") central North Sea, offshore Canada's East Coast and the Gulf of Mexico. It explores for, produces and markets natural gas, crude oil and natural gas liquids ("NGLs") in Canada and the United States. EnCana is also engaged in exploration and production activities internationally including production from Ecuador and the U.K. central North Sea. EnCana has interests in midstream operations and assets, including natural gas storage, NGLs gathering and processing facilities, power plants and pipelines.

RECENT DEVELOPMENTS

PROPOSED ACQUISITION OF TOM BROWN, INC.

EnCana has entered into an agreement and plan of merger, dated as of April 14, 2004, with independent energy company Tom Brown of Denver, Colorado providing for the acquisition by a wholly owned subsidiary of EnCana of all of the outstanding shares of Tom Brown, for cash, at a price of US$48.00 per share. The shares of Tom Brown are listed on the New York Stock Exchange. EnCana estimates that the total consideration for the acquisition will be approximately US$2.7 billion, including acquired debt of Tom Brown (which, at December 31, 2003, was approximately US$400 million). EnCana has arranged a US$3 billion non-revolving bridge financing with a Canadian chartered bank to fund the acquisition.

Pursuant to the agreement between EnCana and Tom Brown, a subsidiary of EnCana has commenced a tender offer to purchase all of the outstanding shares of Tom Brown. The Tom Brown board of directors has recommended to the shareholders of Tom Brown that they accept the offer and the directors and senior executive team of Tom Brown have informed EnCana of their intention to tender their shares to the offer. The tender offer is scheduled to expire on May 18, 2004. If the tender offer is successful, following its completion and receipt of any necessary Tom Brown stockholder approval, Tom Brown will merge with a subsidiary of EnCana and each share of Tom Brown not tendered in the tender offer will be converted into the right to receive US$48.00 in cash. Upon completion of the merger, Tom Brown will become an indirect wholly owned subsidiary of EnCana and part of the U.S. Group.

The completion of the tender offer and merger of the EnCana subsidiary and Tom Brown is subject to the tender of at least a majority of Tom Brown's outstanding shares on a fully diluted basis and other customary conditions.

Tom Brown is engaged primarily in the exploration for, and the acquisition, development, production, marketing, and sale of, natural gas, NGLs and crude oil in North America. Its activities are conducted principally in the Wind River and Green River Basins of Wyoming, the Piceance Basin of Colorado, the Paradox Basin of Utah and Colorado, the Val Verde Basin and Permian Basin of west Texas and southeast New Mexico, the East Texas Basin and the Western Canadian Sedimentary Basin.

EnCana expects, based on its preliminary assessment of information provided to EnCana by Tom Brown, that the acquisition of Tom Brown would add current production of approximately 325 million cubic feet of natural gas equivalent per day (of which approximately 87% is natural gas production), approximately 1.2 trillion cubic feet of proved natural gas equivalent reserves (of which approximately 92% is natural gas reserves) and approximately 2 million net undeveloped acres.

PLANNED DISPOSITIONS

EnCana has announced that it plans to sell, over the next 12 months, conventional assets currently producing between 40,000 and 60,000 barrels of oil equivalent per day for estimated proceeds of US$1 billion to US$1.5 billion.

USE OF PROCEEDS

The net proceeds to us from this offering will be approximately US$988.6 million, after deducting the underwriting commission and the estimated expenses payable by us of approximately US$1.0 million. The net proceeds received by us from the sale of the notes will be loaned to the parent partnership of the U.S. Group to be used to pay a portion of the acquisition cost for the proposed acquisition of Tom Brown. If the acquisition of Tom Brown is not completed, the net proceeds loaned to the parent partnership of the U.S. Group will be used to repay indebtedness of the U.S. Group or for other general corporate purposes of the U.S. Group.

SELECTED FINANCIAL AND OPERATING INFORMATION

SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial information of the Guarantor as at and for the year ended December 31, 2003 and as at and for the three months ended March 31, 2004, and is presented in U.S. dollars.

The selected financial information has been derived from the Guarantor's audited comparative consolidated financial statements for the year ended December 31, 2003 and the Guarantor's unaudited comparative interim consolidated financial statements for the three months ended March 31, 2004, which are incorporated by reference in the prospectus. The Guarantor's historical results are not necessarily indicative of the results that may be expected for any future period.

You should read the selected financial information in conjunction with the Guarantor's historical consolidated financial statements and "Management's Discussion and Analysis" incorporated by reference in the prospectus.

	YEAR ENDED DECEMBER 31, 2003	THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)
STATEMENT OF EARNINGS (IN MILLIONS):		
Revenues, net of royalties	$ 10,216	$ 2,850
Expenses		
Production and mineral taxes	189	65
Transportation and selling	545	162
Operating	1,297	353
Purchased product	3,455	1,287
Depreciation, depletion and amortization	2,222	624
Administrative	173	49
Interest, net	287	79
Accretion of asset retirement obligation	19	7
Foreign exchange (gain) loss	(601)	58
Stock-based compensation	18	5
Gain on disposition	--	(34)
Income tax expense (recovery)	445	(95)
Net earnings from continuing operations	2,167	290
Net earnings from discontinued operations	193	--
Net earnings	$ 2,360	$ 290
STATEMENT OF CASH FLOWS (IN MILLIONS):		
Cash flow(1)	$ 4,459	$ 995

	YEAR ENDED DECEMBER 31, 2003	THREE MONTHS ENDED MARCH 31, 2004
		(UNAUDITED)
Capital expenditures	5,115	1,538
OTHER FINANCIAL DATA (IN MILLIONS):		
EBITDA(2)	$ 4,539	$ 929
	DECEMBER 31, 2003	MARCH 31, 2004
		(UNAUDITED)
BALANCE SHEET (IN MILLIONS):		
Working capital	$ 157	$ (568)
Total assets	24,110	24,808
Long-term debt	6,088	6,031
Shareholders' equity	11,278	11,372

---

(1) Cash flow is not a measure that has any standardized meaning prescribed by Canadian GAAP and is considered a non-GAAP measure. Therefore, this measure may not be comparable to similar measures presented by other issuers. Cash flow is presented in order to provide additional information regarding the Guarantor's liquidity and its ability to generate funds to finance its operations. Cash flow is not intended to represent the Guarantor's operating cash flows or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.

The following table provides a reconciliation of Cash flow from Net earnings from continuing operations:

	YEAR ENDED DECEMBER 31, 2003	THREE MONTHS ENDED MARCH 31, 2004
		(UNAUDITED)
Net earnings from continuing operations	$ 2,167	$ 290
Depreciation, depletion and amortization	2,222	624
Future income taxes	501	(327)
Unrealized loss on risk management	--	376
Unrealized foreign exchange (gain) loss	(545)	39
Accretion of asset retirement obligation	19	7
Gain on disposition	--	(34)
Other	56	20
Cash flow from continuing operations	4,420	995
Cash flow from discontinued operations	39	--
Cash flow	$ 4,459	$ 995

(2) EBITDA represents Net earnings before Net earnings from discontinued operations, Income tax expense (recovery), Gain on disposition, Foreign exchange (gain) loss, Accretion of asset retirement obligation, Interest, net and Depreciation, depletion and amortization. EBITDA is not a measure that has any standardized meaning prescribed by Canadian GAAP and is considered a non-GAAP measure. Therefore, this measure may not be comparable to similar measures presented by other issuers. EBITDA is presented in order to provide additional information regarding the Guarantor's liquidity and its ability to generate funds to finance its operations. EBITDA should not be considered an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with Canadian GAAP.

The following table provides a reconciliation of EBITDA from Net earnings:

	YEAR ENDED DECEMBER 31, 2003	THREE MONTHS ENDED MARCH 31, 2004
		(UNAUDITED)
Net earnings	$ 2,360	$ 290
Subtract:		
Net earnings from discontinued operations	193	--
Add:		
Income tax expense (recovery)	445	(95)
Gain on disposition	--	(34)
Foreign exchange (gain) loss	(601)	58
Accretion of asset retirement obligation	19	7

	YEAR ENDED DECEMBER 31, 2003	THREE MONTHS ENDED MARCH 31, 2004
		(UNAUDITED)
Interest, net	287	79
Depreciation, depletion and amortization	2,222	624
EBITDA	$ 4,539	$ 929

SELECTED OPERATING INFORMATION

The following table sets forth selected operating information of the Guarantor as at and for the year ended December 31, 2003 and for the three months ended March 31, 2004. For the purposes of the following information, "bbls/d" means barrels per day, "bcf" means billions of cubic feet, "boe/d" means barrels of oil equivalent per day, "mmbbls" means millions of barrels, "mmboe" means millions of barrels of oil equivalent and "mmcf/d" means millions of cubic feet per day. Barrels of oil equivalent have been calculated on a 6:1 conversion basis.

	YEAR ENDED DECEMBER 31, 2003	THREE MONTHS ENDED MARCH 31, 2004
SALES, AFTER ROYALTIES		
Produced gas (mmcf/d)	2,566	2,712
Oil and NGLs (bbls/d)		
North America	165,895(1)	165,877
International	56,649	99,070
Total Oil and NGLs (bbls/d)	222,544(1)	264,947
Total (boe/d)	650,211(1)	716,947

	DECEMBER 31, 2003
GROSS PROVED RESERVES, AFTER ROYALTIES	
Natural Gas (bcf)	8,411
Oil and NGLs (mmbbls)	957
Total (mmboe)	2,359
NET UNDEVELOPED LAND (THOUSANDS OF ACRES)	
Canada	21,341
United States	2,932
International	78,192
Total	102,465

(1) Excludes sales from EnCana's interests in the Syncrude Joint Venture, which were sold during 2003.

CONSOLIDATED CAPITALIZATION

The following table summarizes the Guarantor's consolidated capitalization as at March 31, 2004, both actual and as adjusted to give effect to the issuance of the notes, and is presented in U.S. dollars. You should read this table together with the Guarantor's unaudited comparative interim consolidated financial statements for the three months ended March 31, 2004 which are incorporated by reference in the prospectus.

	AS AT MARCH 31, 2004	
	ACTUAL	AS ADJUSTED(1)
	(IN MILLIONS) (UNAUDITED)	
LONG-TERM DEBT(2)		
Revolving credit and term loan borrowings--Canadian (C$1,815)(3)(4)	$ 1,385	$ 1,385
Revolving credit and term loan borrowings--U.S.(3)(5)	421	421
Unsecured notes and debentures--Canadian (C$1,575)(4)	1,202	1,202
Unsecured notes and debentures--U.S.	2,640	2,640
Preferred securities(4)	303	303
Increase in value of debt acquired	80	80
Notes offered hereby	--	1,000
Total long-term debt(6)	6,031	7,031
SHAREHOLDERS' EQUITY		
Share capital(7)(8)	5,343	5,343
Share options, net(9)	30	30
Paid in surplus	26	26
Retained earnings	5,400	5,400
Foreign currency translation adjustment	573	573
Total shareholders' equity	11,372	11,372
TOTAL CAPITALIZATION	$ 17,403	$ 18,403

---

(1) As described under "Use of Proceeds", the net proceeds received by us from the sale of the notes will be loaned to the parent partnership of the U.S. Group to be used to pay a portion of the acquisition cost for the proposed acquisition of Tom Brown. If the acquisition of Tom Brown is not completed, the net proceeds loaned to the parent partnership of the U.S. Group will be used to repay indebtedness of the U.S. Group or for other general corporate purposes of the U.S. Group. If indebtedness of the U.S. Group is repaid with the net proceeds received by us from the sale of the notes, the indebtedness repaid will be indebtedness payable to certain subsidiaries of EnCana which are not members of the U.S. Group. The funds received from such repayment will be used to repay revolving credit and term loan borrowings of EnCana.

(2) Excludes current portion of long-term debt.

(3) The Guarantor and its subsidiaries have two revolving credit and term loan facilities in place totalling approximately C$4.4 billion (US$3.4 billion) at March 31, 2004. One of the facilities, totalling C$4 billion (US$3.1 billion), consists of two tranches of C$2 billion (US$1.5 billion) each. One tranche is fully revolving for a 364-day period with provision for annual extensions at the option of the lenders and upon notice from the Guarantor. If not extended, this tranche converts to a non-revolving reducing loan for a term of one year. The second tranche is fully revolving for a period of three years from December 2003 with provision for annual extensions at the option of the lenders and upon notice from the Guarantor. The other facility, for one of the Guarantor's subsidiaries, totalling $300 million (C$393 million), is guaranteed by the Guarantor and fully revolving for three years from December 2003. The facility is extendable annually for an additional one year period at the option of the lenders and upon notice from the subsidiary. Revolving credit and term loan borrowings include bankers acceptance, LIBOR loan and commercial paper indebtedness of $1,780 million as at March 31, 2004.

(4) Canadian dollar denominated debt has been converted to U.S. dollar amounts using the exchange rate of C$1.00 equals US$0.7631 at March 31, 2004.

(5) Subsequent to March 31, 2004, the Guarantor arranged a $3 billion non-revolving term loan facility to fund the proposed Tom Brown acquisition and other related costs. Amounts borrowed under the facility are to be repaid as follows: 25 percent within 9

months of the initial drawdown, a further 50 percent within 15 months of the initial drawdown, and the final 25 percent within 24 months of the initial drawdown.

(6) In addition to the notes offered hereby, we may incur additional long-term indebtedness, under our new $3 billion credit facility or otherwise, to fund the approximately $2.7 billion proposed acquisition of Tom Brown.

(7) An unlimited number of common shares are authorized. At March 31, 2004, there were approximately 459.8 million common shares outstanding.

(8) The Guarantor has option plans which permit common shares to be reserved for issuance pursuant to options granted to its directors and employees. At March 31, 2004, options to purchase approximately 24.2 million common shares were outstanding, 11.3 million of which were then exercisable, at exercise prices ranging from C$13.50 to C$53.00 per common share.

(9) Share options, net is defined as the fair value of AEC share options exchanged for share options of the Guarantor as part of the Merger.

CREDIT RATINGS

The notes have been assigned a rating of "A--" by Standard & Poor's Ratings Services ("S&P"), a rating of "Baal" by Moody's Investors Service ("Moody's") and a rating of "A (low)" by Dominion Bond Rating Service Limited ("DBRS"). Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The rating by S&P is on CreditWatch with negative implications, the rating by Moody's is under review for downgrade and the rating by DBRS is with a negative trend.

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of A-- by S&P is the third highest of eleven categories and indicates that the obligor is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong. The addition of a plus (+) or minus (--) designation after a rating indicates the relative standing within a particular rating category.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baal by Moody's is the fourth highest of nine categories and is assigned to debt securities which are considered medium-grade obligations (i.e. they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such debt securities lack outstanding investment characteristics and in fact have speculative characteristics as well. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of A (low) by DBRS is the third highest of nine categories and is assigned to debt securities considered to be of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than with AA rated entities. While a respectable rating, entities in the A category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher rated companies. The assignment of a "(high)" or "(low)" modifier within each rating category indicates relative standing within such category. The "high" and "low" grades are not used for the AAA category.

The credit ratings accorded to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgement circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

INTEREST COVERAGE

The following sets forth interest coverage ratios of the Guarantor calculated for the twelve month period ended December 31, 2003 based on audited financial information and for the twelve month period ended March 31, 2004 based on unaudited financial information. The interest coverage ratios set out below have been prepared and included in this prospectus supplement in accordance with Canadian disclosure requirements. The interest coverage ratios set out below do not purport to be indicative of interest coverage ratios for any future periods. The ratios are adjusted to give effect to the issuance of the notes and have not been adjusted to give effect to the proposed acquisition of Tom Brown. For further information regarding interest coverage, reference is made to "Interest Coverage" in the prospectus.

	DECEMBER 31, 2003	MARCH 31, 2004
Interest coverage on long-term debt:		
Net earnings	9.3 times	6.1 times
Cash flow	13.8 times	13.3 times

Interest coverage on long-term debt on a net earnings basis is equal to net earnings before interest on long-term debt and income taxes divided by interest expense on long-term debt. Interest coverage on long-term debt on a cash flow basis is equal to cash flow before interest expense on long-term debt and cash income taxes divided by interest expense on long-term debt. For purposes of calculating the interest coverage ratios set forth herein, long-term debt includes the current portion of long-term debt and amounts with respect to notes issued hereunder.

DESCRIPTION OF THE NOTES

The following description of the terms of the notes (referred to in the prospectus as the "debt securities") supplements, and to the extent inconsistent therewith replaces, the description set forth under "Description of Debt Securities" in the prospectus and should be read in conjunction with such description. Capitalized terms used but not defined in this prospectus supplement have the meanings ascribed to them in the prospectus. In this section, "EnCana Corporation" or "the Guarantor" refer to EnCana Corporation without any of its subsidiaries or partnerships through which it operates.

GENERAL

Payment of the principal, premium, if any, and interest on the notes will be made in United States dollars.

The notes initially will be issued in an aggregate principal amount of US$1.0 billion and will mature on May 1, 2014. The notes will bear interest at the rate of 5.80% per year from May 13, 2004 or from the most recent date to which interest has been paid or provided for, payable semi-annually on May 1 and November 1 of each year, commencing November 1, 2004 to the persons in whose names the notes are registered at the close of business on the preceding April 15 or October 15, respectively. The notes will be sold in denominations of US$1,000 and integral multiples thereof.

We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the Indenture. Unless otherwise set forth in a prospectus supplement, such additional notes will rank equally and have the same terms as the notes offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes, or except for the first payments of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with these notes. In the event that additional notes are issued, we will prepare a new prospectus supplement.

The notes will not be entitled to the benefits of any sinking fund. We may issue debt securities and incur additional indebtedness other than through the offering of notes pursuant to this prospectus supplement.

The provisions of the Indenture relating to the payment of Additional Amounts in respect of Canadian withholding taxes in certain circumstances (described under the caption "Description of Debt Securities--Additional Amounts" in the prospectus) and the provisions of the Indenture relating to the redemption of notes in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement (described under the caption "Description of Debt Securities--Tax Redemption" in the prospectus) will apply to the notes.

GUARANTEE

The notes will be fully and unconditionally guaranteed by EnCana Corporation as to payment of principal (and premium, if any) and interest, if any, and any Additional Amounts.

RANKING AND OTHER INDEBTEDNESS

The notes will be our direct, unsecured and unsubordinated obligations and will rank equally with all of our unsecured and unsubordinated debt. The notes and the guarantee will be effectively subordinated to all of our and the Guarantor's secured debt to the extent of the assets securing such debt.

The guarantee will be the Guarantor's unsecured and unsubordinated obligation, ranking equally in right of payment with all of its other unsecured, unsubordinated obligations outstanding from time to time. The Guarantor conducts a substantial portion of its business through corporate and partnership subsidiaries. The Guarantor's obligations under the guarantee will be structurally subordinate to all existing and future indebtedness and liabilities of any of the Guarantor's corporate and partnership subsidiaries. As at March 31, 2004, the Guarantor's corporate and partnership subsidiaries had no long-term debt outstanding to third parties.

OPTIONAL REDEMPTION

The notes will be redeemable, in whole or in part, at our option at any time at a redemption price equal to the greater of:

- 100% of the principal amount of the notes to be redeemed, and

- the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 20 basis points,

in either case, plus accrued interest thereon to the date of redemption.

"ADJUSTED TREASURY RATE" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"COMPARABLE TREASURY ISSUE" means the United States Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

"COMPARABLE TREASURY PRICE" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if fewer than four such Reference Treasury Dealer Quotations are obtained, the average of all such quotations.

"INDEPENDENT INVESTMENT BANKER" means one of the Reference Treasury Dealers, which is appointed by the Trustee after consultation with us.

"REFERENCE TREASURY DEALERS" means each of Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated or their affiliates, plus three others which are primary U.S. Government securities dealers and their respective successors; PROVIDED, HOWEVER, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in the United States (a "Primary Treasury Dealer"), we shall substitute for it another Primary Treasury Dealer.

"REFERENCE TREASURY DEALER QUOTATIONS" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by such Reference Treasury Dealers at 3:30 p.m. New York Time on the third business day preceding such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or the portions of the notes called for redemption.

In the case of a partial redemption of notes, selection of such notes for redemption will be made PRO RATA, by lot or such other method as the Trustee in its sole discretion deems appropriate and just. If any note is redeemed in part, the notice of redemption relating to such note shall state the portion of the principal amount thereof to be redeemed; PROVIDED that no note in an aggregate principal amount of US$1,000 or less shall be redeemed in part. A replacement note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.

BOOK-ENTRY SYSTEM

The Depository Trust Company (hereinafter referred to as the "Depositary") will act as securities depository for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. (the Depositary's nominee). One or more fully registered global notes (hereinafter referred to as the "global notes") will be issued for each of the notes, in the aggregate principal amount of the issue, and will be deposited with the Depositary. The provisions set forth under "Description of Debt Securities--Global Securities" in the prospectus will be applicable to the notes.

The following is based on information furnished by the Depositary:

The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934. The Depositary also facilitates the settlement among participants of notes transactions, such as transfers and pledges, in deposited notes through electronic computerized book-entry charges in participants' accounts, thereby eliminating the need for physical movement of notes certificates. Direct participants include:

- securities brokers and dealers;
- banks;
- trust companies;
- depositories for Euroclear and Clearstream;
- clearing corporations; and
- certain other organizations.

The Depositary is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, in the case of "indirect participants". The rules applicable to the Depositary and its participants are on file with the SEC.

Purchases of notes under the Depositary's system must be made by or through direct participants, which will receive a credit for the notes on the Depositary's records. The ownership interest of each actual purchaser of notes represented by the global notes by a "beneficial owner" is in turn to be recorded on the direct and indirect participant's records. Beneficial owners will not receive written confirmation from the Depositary of their purchases but beneficial owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners entered into the transaction. Transfers of ownership interest in the global notes representing the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of the global notes representing notes will not receive notes in definitive form representing their ownership interests, except in the event that use of the book-entry system for the notes is discontinued or upon the occurrence of certain other events described in this prospectus supplement.

To facilitate subsequent transfers, the global notes representing notes which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co. The deposit of the global notes with the Depositary and its registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the global notes representing the notes. The Depositary's records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither the Depositary nor Cede & Co. will consent or vote with respect to the global notes representing the notes. Under its usual procedures, the Depositary mails an "omnibus proxy" to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

Principal and interest payments on the global notes representing the notes will be made to the Depositary. The Depositary's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with notes held for the account of customers in bearer form or registered in "street name", and will be the responsibility of the participant and not of the Depositary, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of us or the Trustee, disbursement of these payments to direct participants shall be the responsibility of the Depositary, and disbursement of these payments to the beneficial owners shall be the responsibility of direct and indirect participants. Neither we nor the Trustee will have any responsibility or liability for disbursements of payments in respect of ownership interest in the notes by the Depositary or the direct or indirect participants or for maintaining or reviewing any records of the Depositary or the direct or indirect participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and the Depositary and any changes to these procedures that may be instituted unilaterally by the Depositary.

CERTIFICATED NOTES

The Depositary may discontinue providing its services as depository with respect to the notes at any time by giving reasonable notice to us and the Trustee. Under these circumstances, and in the event that a successor depository is not appointed, notes in certificated form are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depository). In that event, notes in certificated form will be printed and delivered. If at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and a successor depository is not appointed by us within 90 days or if there shall have occurred and be continuing an Event of Default under the Indenture with respect to the notes and the Trustee has received a request from a beneficial holder of outstanding notes to issue notes in certificated form to such holder, we will issue individual notes in certificated form in exchange for the global notes.

CERTAIN INCOME TAX CONSEQUENCES

THE FOLLOWING SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PROSPECTIVE INVESTOR AND NO REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR INVESTOR IS MADE. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO THEM OF PURCHASING, HOLDING OR DISPOSING OF THE NOTES HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARISING UNDER STATE, PROVINCIAL OR LOCAL TAX LAWS IN THE UNITED STATES OR CANADA OR TAX LAWS OF JURISDICTIONS OUTSIDE THE UNITED STATES OR CANADA.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations generally applicable to you as a consequence of acquiring, holding and disposing of notes; provided that you, at all relevant times, for the purposes of the INCOME TAX ACT (Canada) (the "Tax Act") deal with us and the Guarantor at arm's length, are not, and are not deemed to be, a resident of Canada, do not use or hold and are not deemed by the provisions of the Tax Act to use or hold the notes in the course of carrying on a business in Canada and, where you carry on an insurance business in Canada and elsewhere, you establish that the notes are neither "designated insurance property" (as defined in the Tax Act and the regulations thereunder (the "Regulations")) nor effectively connected with the insurance business you carry on in Canada.

This summary is based upon the current provisions of the Tax Act and the Regulations, all specific proposals to amend such provisions publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and an understanding of the current published administrative practices of the Canada Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax consequences, and except as noted above does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, and does not take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from the federal income tax considerations.

Under the Tax Act, you will not be subject to Canadian withholding tax in respect of any amounts paid or credited by us to you as, on account of, in lieu of, or in satisfaction of interest on the notes. There are no other Canadian taxes on income or capital gains payable under the Tax Act in respect of the holding, redemption or disposition of the notes or the receipt of interest on the notes by you from us, or the Guarantor, as the case may be.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of notes by U.S. Holders and Non-U.S. Holders (as defined below). This summary does not address tax consequences applicable to subsequent purchasers of the notes. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons holding the notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. expatriates, persons whose "functional currency" is not the U.S. dollar. This discussion does not cover any state, local, or foreign tax consequences. The discussion is based upon the provisions of the Code and United States Treasury regulations, rulings and judicial decisions under the Code, all as currently in effect as of the date of this prospectus supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (the "IRS") will take a similar view as to any of the tax consequences described in this summary.

PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE OR OF ANY LOCAL OR FOREIGN TAXING JURISDICTION.

U.S. HOLDERS

As used in this section, the term "U.S. Holder" means a beneficial owner of a note that purchases notes in this offering and that holds the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"), and that is (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any political subdivision thereof or therein, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) which is subject to the supervision of a court within the United States and the control of a United States person, or (B) that was in existence on August 20, 1996, was treated as a United States person under the Code on the previous day, and validly elected to continue to be so treated under applicable United States Treasury regulations.

As used herein, "Non-U.S. Holder" means a beneficial owner of a note that purchases notes in this offering, holds the notes as capital assets within the meaning of Section 1221 of the Code, and is not a U.S. Holder.

If a partnership holds a note, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A U.S. holder that is a partner of the partnership holding a note should consult its own tax advisors.

CHARACTERIZATION OF ENCANA HOLDINGS FINANCE CORP. AND THE NOTES

We believe that EnCana Holdings Finance will be treated as a "disregarded entity" for U.S. federal income tax purposes, and accordingly, that its assets and liabilities should be treated as assets and liabilities of its 100% shareholder, the parent of the U.S. Group. Accordingly, the notes should be treated as issued by the parent of the U.S. Group for U.S. federal income tax purposes.

PAYMENTS OF INTEREST

Interest on a note will generally be includable by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes. In addition to interest on the notes, a U.S. Holder would be required to include as income any Canadian withholding taxes and any additional amounts we may pay as a result of the imposition of Canadian withholding taxes. As a result, a U.S. Holder may be required to include more amounts in gross income than the amount of cash it actually receives. A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code. We believe that for U.S. foreign tax credit purposes and other U.S. tax purposes, interest income on the notes should constitute income from sources within the United States. U.S. foreign tax credits generally are not available to reduce taxes imposed on income from sources within the United States, such as interest on the notes. Accordingly, a U.S. Holder will not be able to claim a credit for Canadian withholding taxes attributable to payments of interest on the notes unless such U.S. Holder has foreign source income in the same category as that to which the interest income is allocated. Interest income generally will constitute "passive income" (or "financial services income" for some U.S. Holders) for U.S. foreign tax credit purposes. If, however, such withholding tax is imposed at a rate of 5% or more, such income will constitute "high withholding tax interest". The rules governing the foreign tax credit are complex, and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

ORIGINAL ISSUE DISCOUNT

It is not expected that the notes will be issued with original issue discount ("OID"). If, however, the notes are issued with more than a de minimis amount of OID, then such OID would be treated for U.S. federal income tax purposes as accruing over the notes' term as interest income of the U.S. Holders. A U.S. Holder's adjusted tax basis in a note would be increased by the amount of any original issue discount included in its gross income. In compliance with United States Treasury regulations, if we determine that the notes have original issue discount, we will provide certain information to the IRS and/or U.S. Holders that is relevant to determining the amount of original issue discount in each accrual period.

SALE, EXCHANGE OR RETIREMENT OF THE NOTES

Upon the sale, exchange or retirement of a note, a U.S. Holder generally will recognize a taxable gain or loss equal to the difference between the amount realized on such sale, exchange, retirement, or redemption (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and the U.S. Holder's adjusted tax basis in the note. Such gain or loss generally will constitute a long term capital gain or loss if the note was held by such U.S. Holder for more than one year and otherwise will be short term capital gain or loss. Under current law, net capital gains of non-corporate taxpayers (including individuals) are, under some circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a United States resident (as defined in Section 865 of the Code), any such gain or loss will be treated as U.S. source, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

NON-U.S. HOLDERS

The rules governing U.S. federal income taxation of Non-U.S. Holders are complex and no attempt is made herein to provide more than a summary of those rules. Non-U.S. Holders should consult with their own tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the notes, including any reporting requirements.

PAYMENT OF INTEREST

Subject to the discussion below concerning backup withholding, payments of interest (including OID) on the notes by us or our paying agent to any Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that:

- such holder (i) does not own, actually or constructively, 10% or more of the total combined voting power of all classes of the voting stock of the parent of the U.S. Group, (ii) is not a controlled foreign corporation related, directly or indirectly, to the parent of the U.S. Group through stock ownership and (iii) is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

- the certification requirement, as described below, has been fulfilled with respect to the beneficial owner.

The certification requirement referred to above will be fulfilled if either (A) the Non-U.S. Holder provides to us or our paying agent an IRS Form W-8BEN (or successor form), signed under penalties of perjury, that includes such holder's name and address and certifies as to its non-U.S. status or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business, and holds the note on behalf of the beneficial owner, provides a statement to us or our paying agent signed under penalties of perjury in which the organization, bank or financial institution certifies that an IRS Form W-8BEN (or successor form) has been received by it from the Non-U.S. Holder or from another financial institution acting on behalf of the Non-U.S. Holder and furnishes us or our paying agent with a copy. Other methods might be available to satisfy the certification requirements described above, depending upon the circumstances applicable to the Non-U.S. Holder.

We will withhold U.S. federal withholding tax at a rate of 30% on the gross amount of payments of interest (including OID) that do not qualify for the exception from withholding described above (the "portfolio interest exemption") unless (i) the Non-U.S. Holder provides us with a properly-executed IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under an applicable tax treaty or (ii) such interest (including OID) is effectively connected with the conduct of a United States trade or business by such Non-U.S. Holder and a properly-executed IRS Form W-8ECI (or successor form) is provided to us or our paying agent.

If a Non-U.S. Holder is engaged in a trade or business in the United States and if interest (including OID) on the note or gain realized on the disposition of the note is effectively connected with such trade or business, then the Non-U.S. Holder generally will be subject to regular U.S. federal income tax on such interest (including OID) or gain on a net basis in the same manner as if it were a U.S. Holder, unless an applicable tax treaty provides otherwise. If the Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax at a rate of 30%, unless reduced or eliminated by an applicable tax treaty. Even though such effectively connected income is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the Non-U.S. Holder satisfies the certification requirements described above.

SALE, EXCHANGE OR DISPOSITION OF THE NOTES

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder of a note will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other taxable disposition of such note, unless:

- such holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

- such gain is effectively connected with the conduct of a United States trade or business by such Non-U.S. Holder; or

- such gain represents accrued but unpaid interest not previously included in income or OID, in which case the rules for interest would apply.

U.S. FEDERAL ESTATE TAX

The notes will not be included in the estate of a deceased Non-U.S. Holder for U.S. federal estate tax purposes if interest on the notes is exempt from withholding of U.S. federal income tax under the portfolio interest exemption (without regard to the certification requirement).

INFORMATION REPORTING AND BACKUP WITHHOLDING

If you are a U.S. Holder, in general, information reporting requirements may apply to payments of interest on the notes (including OID) unless you are an exempt recipient (such as a corporation). Backup withholding tax will apply to such payments if you fail to provide your taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income.

If you are a Non-U.S. Holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the statement described above under "--Non-U.S. Holders-- Payments of Interest". In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld respect to, any interest paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished timely to the IRS.

THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY RECENT OR PROPOSED CHANGES IN APPLICABLE TAX LAWS.

UNDERWRITING

We intend to offer the notes through the underwriters. Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

UNDERWRITERS	PRINCIPAL AMOUNT OF NOTES
Deutsche Bank Securities Inc.	US$255,000,000
Morgan Stanley & Co. Incorporated	255,000,000
J.P. Morgan Securities Inc.	90,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	90,000,000
RBC Capital Markets Corporation	90,000,000
ABN AMRO Incorporated	20,000,000
BNP Paribas Securities Corp.	20,000,000
Banc of America Securities LLC	20,000,000
CIBC World Markets Corp.	20,000,000
Citigroup Global Markets Inc.	20,000,000
Credit Suisse First Boston LLC	20,000,000
HSBC Securities (USA) Inc.	20,000,000
Lehman Brothers Inc.	20,000,000
Scotia Capital (USA) Inc.	20,000,000
TD Securities (USA) Inc.	20,000,000
UBS Securities LLC	20,000,000
Total	US$1,000,000,000

In the underwriting agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the notes offered hereby if any of the notes are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated. The obligations of the underwriters under the underwriting agreement may also be terminated upon the occurrence of certain stated events.

We and the Guarantor have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement and to certain dealers at that price less a concession not to exceed 0.40% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a discount not to exceed 0.25% of the principal amount of the notes on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the underwriters.

The expenses of the offering, not including the underwriting commission, are estimated to be US$1.0 million and are payable by us.

We and the Guarantor have agreed not to, prior to the closing of this offering, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any debt securities which mature more than one year after the closing of this offering and which are substantially similar to the notes, without first obtaining the prior written consent of the representatives of the underwriters.

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

The underwriters have performed certain investment banking and advisory services for the Guarantor from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us or the Guarantor in the ordinary course of their business. Also, certain of the underwriters are affiliates of banks which are lenders to the Guarantor and to which the Guarantor is currently indebted. As a consequence of their participation in the offering, the underwriters affiliated with such banks will be entitled to share in the underwriting commission relating to the offering of the notes. The decision to distribute the notes hereunder and the determination of the terms of this offering were made through negotiations among us, the Guarantor and the underwriters. Although the banks did not have any involvement in such decision or determination, a portion of the proceeds of the offering may ultimately be used to repay indebtedness to fourteen of such banks and may be used to repay certain other lenders. As a result, such banks may receive more than 10% of the net proceeds from the offering of the notes in the form of the repayment of such indebtedness. Accordingly, the offering of the notes is being made pursuant to Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated BBB or better by S&P's rating service or Baa or better by Moody's rating service.

Certain of the underwriters will make the notes available for distribution on the internet though a third-party system operated by Market Axess Inc., an internet-based communications technology provider. Market Axess Inc. is providing the system for communications between such underwriters and their customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from certain of the underwriters based on transactions they conduct through the system. Such underwriters will make the notes available to their customers through the internet distributions on the same terms as distributions made through other channels.

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering (i.e., if they sell more notes than are on the cover page of this prospectus supplement) the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS

Certain legal matters relating to Canadian law will be passed upon for us and the Guarantor by Macleod Dixon LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. In addition, certain legal matters relating to United States law will be passed upon for the underwriters by Shearman & Sterling LLP, Toronto, Ontario, Canada.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. The following documents which have been filed with the securities commission or similar authority in each of the provinces and territories of Canada are also specifically incorporated by reference in and form an integral part of the prospectus and this prospectus supplement:

(a) the Guarantor's Annual Information Form dated February 25, 2004 (including Management's Discussion and Analysis for the year ended December 31, 2003, incorporated therein by reference);

(b) the Guarantor's audited comparative consolidated financial statements for the year ended December 31, 2003, including the auditor's report thereon;

(c) the Guarantor's unaudited comparative interim consolidated financial statements for the three month period ended March 31, 2004 and the accompanying Management's Discussion and Analysis;

(d) AEC's audited comparative consolidated statements of earnings, retained earnings and cash flows for the year ended December 31, 2001, including the auditors' report thereon, and unaudited comparative consolidated statements of earnings, retained earnings and cash flows for the three month period ended March 31, 2002;

(e) the Guarantor's Information Circular dated March 5, 2004 relating to the annual and special meeting of our shareholders held on April 28, 2004 (excluding those portions under the headings "Statement of Executive Compensation" and "Statement of Corporate Governance Practices"); and

(f) the Guarantor's material change report dated April 15, 2004 relating to its agreement to acquire all of the outstanding shares of Tom Brown.

ANY STATEMENT CONTAINED IN THE PROSPECTUS, IN THIS PROSPECTUS SUPPLEMENT OR IN ANY DOCUMENT (OR PART THEREOF) INCORPORATED BY REFERENCE, OR DEEMED TO BE INCORPORATED BY REFERENCE, INTO THE PROSPECTUS FOR THE PURPOSE OF THE OFFERING OF THE NOTES OFFERED HEREBY SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT (OR PART THEREOF) THAT ALSO IS, OR IS DEEMED TO BE, INCORPORATED BY REFERENCE IN THE PROSPECTUS MODIFIES OR SUPERSEDES THAT STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE PART OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT WHICH IT MODIFIES OR SUPERSEDES.

You may obtain a copy of the Guarantor's Annual Information Form and other information identified above by writing or calling us at the following address and telephone number:

EnCana Corporation
1800, 855 -- 2nd Street S.W.
Calgary, Alberta T2P 2S5
(403) 645-2000
Attention: Corporate Secretary

Exhibit C

Headnote:

Relief granted to a wholly owned subsidiary (the "issuer") of another reporting issuer (the "parent") in respect of annual financial statement requirements, interim financial statement requirements, material change requirements, proxy requirements and insider requirements subject to certain conditions including filing under the issuer's SEDAR profile, the annual and interim financial statements of the parent.

Applicable Alberta Statutory Provisions:

Securities Act, S.A. 2000, c. S-4, as amended, s. 212(2) and s.151.

National Instruments Cited:

National Instrument 44-101 *Short Form Prospectus Distributions*

National Instrument 44-102 *Shelf Distributions.*

IN THE MATTER OF THE SECURITIES LEGISLATION OF ALBERTA, BRITISH COLUMBIA, SASKATCHEWAN, MANITOBA, ONTARIO, QUÉBEC, NEW BRUNSWICK NOVA SCOTIA AND NEWFOUNDLAND AND LABRADOR

AND

IN THE MATTER OF THE MUTUAL RELIANCE REVIEW SYSTEM FOR EXEMPTIVE RELIEF APPLICATIONS

AND

IN THE MATTER OF ENCANA HOLDINGS FINANCE CORP. AND ENCANA CORPORATION

MRRS DECISION DOCUMENT

WHEREAS the Canadian securities regulatory authority or regulator (the "Decision Maker") in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia and Newfoundland and Labrador (collectively, the "Jurisdictions") have received an application from EnCana Holdings Finance Corp. ("FinanceCo") and EnCana Corporation ("EnCana") (collectively, FinanceCo and EnCana are referred to herein as the "Applicants") for a decision pursuant to the securities legislation (the "Legislation") of the Jurisdictions that the requirements contained in the Legislation that:

(a) FinanceCo file with Decision Makers and send to its security holders audited annual comparative financial statements or annual reports containing such statements (the "Annual Financial Statement Requirements");

(b) FinanceCo file with Decision Makers and send to its security holders interim comparative financial statements (the "Interim Financial Statement Requirements");

(c) FinanceCo issue and file with the Decision Makers press releases, and file with the Decision Makers material change reports (together, the "Material Change Requirements"); and

(d) FinanceCo comply with the proxy and proxy solicitation requirements, including filing with the Decision Makers an information circular or report in lieu thereof, as applicable (the "Proxy Requirements") (Annual Financial Statement Requirements, Interim Financial Statement Requirements, Material Change Requirements and Proxy Requirements are collectively referred to herein as the "Continuous Disclosure Requirements"),

shall not apply to FinanceCo as a result of FinanceCo becoming a reporting issuer or the equivalent in each of the Jurisdictions which has such a concept; and

(e) where applicable, a person or company that is an insider of FinanceCo ("Insider") file reports with the Decision Makers disclosing such person's or company's direct or indirect beneficial ownership of, or control or direction over, securities of FinanceCo (the "Insider Reporting Requirements"),

shall not apply to Insiders of FinanceCo as a result of FinanceCo becoming a reporting issuer or the equivalent in each of the Jurisdictions which has such a concept;

AND WHEREAS pursuant to the Mutual Reliance Review System for Exemptive Relief Applications (the "System"), the Alberta Securities Commission is the principal regulator for this application;

AND WHEREAS, unless otherwise defined, the terms herein have the meaning set out in National Instrument 14-101 *Definitions*;

AND WHEREAS the Applicants have represented to the Decision Makers that:

1. FinanceCo was incorporated under the *Companies Act* (Nova Scotia) on August 25, 2003 and is an indirect wholly-owned subsidiary of EnCana.

2. The registered and head office of FinanceCo is located in Calgary, Alberta.

3. FinanceCo's only business is to access capital markets, principally in the United States and Canada, to raise funds to be loaned to, or otherwise invested in, the subsidiary

companies or partnerships of EnCana. Other than the foregoing, FinanceCo does not carry on any operating business.

4. FinanceCo is not a reporting issuer or its equivalent in any of the Jurisdictions. FinanceCo intends to file a short form base shelf prospectus (the "Prospectus") in each of the Jurisdictions to establish the offering (the "Offering") of debt securities ("Debt Securities") from time to time over a 25 month period and, as a result, FinanceCo will become a reporting issuer or the equivalent in each Jurisdiction which has such a concept.

5. FinanceCo is qualified under the provisions of National Instrument 44-102 – *Shelf Distributions* ("NI 44-102") and National Instrument 44-101 *Short Form Prospectus Distributions* ("NI 44-101") (collectively, NI 44-102 and NI 44-101 are referred to herein as the "Shelf Requirements") to file a prospectus in the form of a short form base shelf prospectus on the basis that the Debt Securities will be fully and unconditionally guaranteed non-convertible debt securities as contemplated by section 2.5 of NI 44-101.

6. EnCana was formed through a business combination of PanCanadian Energy Corporation and Alberta Energy Company Ltd. on April 5, 2002 and is a reporting issuer or the equivalent in each of the Jurisdictions which has such a concept and, to the knowledge of EnCana, is not in default of the Legislation.

7. EnCana is one of the world's leading independent oil and natural gas exploration and production companies. As at September 30, 2003, EnCana had an enterprise value worth in excess of $30 billion.

8. EnCana is registered under the United States *Securities Exchange Act of 1934*, as amended (the "1934 Act").

9. EnCana has filed with the United States Securities and Exchange Commission (the "SEC") all filings required to be made with the SEC under Sections 13 and 15(d) of the 1934 Act since it first became registered under the 1934 Act.

10. As at September 30, 2003, EnCana had approximately US$2.8 billion and Cdn.$3.3 billion in long term debt outstanding. All of EnCana's directly issued outstanding long term debt is rated "A-" by Standard & Poor's Corporation, "Baa1" by Moody's Investors Service, Inc. and "A (low)" by Dominion Bond Rating Service Limited.

11. The common shares of EnCana are publicly traded and listed under the symbol "ECA" on both the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange. Based on their closing price on the TSX on December 18, 2003, the common shares of EnCana had a market value in excess of Cdn.$23 billion.

12. FinanceCo proposes to file the Prospectus in each of the Jurisdictions pursuant to the Shelf Requirements and in the United States through the Multi-Jurisdictional Disclosure System to conduct the Offering. The Debt Securities will be fully and unconditionally guaranteed by EnCana as to payment of principal, interest and all other amounts due

thereunder. All Debt Securities will have an approved rating (as defined in NI 44-101) (an "Approved Rating").

13. In connection with the Offering:

(a) the Prospectus will be prepared pursuant to the Shelf Requirements, with the disclosure required by item 12 of Form 44-101F3 of NI 44-101 ("Form 44-101F3") being satisfied by incorporating by reference EnCana's public disclosure documents;

(b) the Prospectus will provide disclosure about the consolidated business and operations of EnCana;

(c) the Prospectus will state that purchasers of Debt Securities will not receive separate continuous disclosure information regarding FinanceCo;

(d) FinanceCo's only business will continue to be to access capital markets, principally in the United States and Canada, to raise funds to be loaned to, or otherwise invested in, the subsidiary companies or partnerships of EnCana;

(e) EnCana will sign the Prospectus as guarantor and promoter; and

(f) the Debt Securities will not be listed on any securities exchange based in North America;

14. EnCana will continue to be a reporting issuer or the equivalent in each of the Jurisdictions which has such a concept and EnCana will continue to file with the Decision Makers all documents required to be filed under the Legislation;

15. FinanceCo will comply with the requirements of the Legislation to issue a news release and file a report with the Decision Makers upon the occurrence of a material change in the affairs of FinanceCo that is not a material change in the affairs of EnCana; and

16. FinanceCo will not distribute additional securities other than:

(i) additional Debt Securities which are fully and unconditionally guaranteed by EnCana with respect to payments required to be made by FinanceCo to the holders of such additional Debt Securities;

(ii) to EnCana or to entities that are controlled, directly or indirectly, by EnCana; or

(iii) debt securities issued to banks, loan corporations, trust corporations, treasury branches, credit unions, insurance companies or other financial institutions.

AND WHEREAS pursuant to the System this MRRS Decision Document evidences the decision of each of the Decision Makers (collectively, the "Decision");

AND WHEREAS each of the Decision Makers is satisfied that the test contained in the Legislation that provides the Decision Maker with the jurisdiction to make the Decision has been met;

THE DECISION of the Decision Makers pursuant to the Legislation is that:

1. Continuous Disclosure Requirements Relief

FinanceCo be exempt from the Continuous Disclosure Requirements; and

2. Insider Reporting Requirements Relief

the Insiders be exempt from the Insider Reporting Requirements;

provided that:

(a) each of EnCana and FinanceCo complies with the requirements in paragraph 12 that the Debt Securities will be fully and unconditionally guaranteed by EnCana and that the Debt Securities will have an Approved Rating;

(b) each of EnCana and FinanceCo, as applicable, complies with paragraphs 13(a) and (d), 14, 15 and 16 of this Decision;

(c) the filings referred to in paragraph 14 above are made under each of EnCana's and FinanceCo's SEDAR profiles within the time limits and in accordance with applicable fees required by the Legislation for the filing of such documents;

(d) all audited annual comparative financial statements and interim comparative financial statements filed by EnCana under the Legislation are prepared on a consolidated basis in accordance with Canadian GAAP or such other standards as may be permitted under the Legislation from time to time;

(e) EnCana continues to fully and unconditionally guarantee the Debt Securities as to the payments required to be made by FinanceCo to the holders of the Debt Securities;

(f) the Insiders do not receive, in the ordinary course, information as to material facts or material changes concerning EnCana before the material facts or material changes are generally disclosed;

(g) the Insiders are not insiders of EnCana in any capacity other than by virtue of being an Insider of FinanceCo; and

(h) EnCana maintains direct or indirect 100% ownership of the voting shares of FinanceCo.

DATED at Calgary, Alberta on this 24th day of March, 2004.

Agnes Lau, CA
Deputy Director, Capital Markets

Headnote:

Relief granted to a wholly owned subsidiary (the "issuer") of another reporting issuer (the "parent") in respect of annual financial statement requirements, interim financial statement requirements, material change requirements, proxy requirements and insider requirements subject to certain conditions including filing under the issuer's SEDAR profile, the annual and interim financial statements of the parent. Previous decision document is revoked and replaced.

Applicable Alberta Statutory Provisions:

Securities Act, S.A. 2000, c. S-4, as amended, s. 212(2), s.151 and s. 214.

National Instruments Cited:

National Instrument 44-101 *Short Form Prospectus Distributions*

National Instrument 44-102 *Shelf Distributions.*

IN THE MATTER OF THE SECURITIES LEGISLATION OF ALBERTA, BRITISH COLUMBIA, SASKATCHEWAN, MANITOBA, ONTARIO, QUÉBEC, NEW BRUNSWICK NOVA SCOTIA AND NEWFOUNDLAND AND LABRADOR

AND

IN THE MATTER OF THE MUTUAL RELIANCE REVIEW SYSTEM FOR EXEMPTIVE RELIEF APPLICATIONS

AND

IN THE MATTER OF ENCANA HOLDINGS FINANCE CORP. AND ENCANA CORPORATION

MRRS DECISION DOCUMENT

WHEREAS the Canadian securities regulatory authority or regulator (the "**Decision Maker**") in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, New

Brunswick, Nova Scotia and Newfoundland and Labrador (collectively, the "**Jurisdictions**") made decisions (collectively, the "**Prior Decision**") on March 24, 2004 under the Mutual Reliance Review System for Exemptive Relief Applications (the "**System**") pursuant to the securities legislation (the "**Legislation**") of the Jurisdictions that EnCana Holdings Finance Corp. ("**FinanceCo**") is exempt from the requirements contained in the Legislation that:

(a) FinanceCo file with Decision Makers and send to its security holders audited annual comparative financial statements or annual reports containing such statements (the "**Annual Financial Statement Requirements**");

(b) FinanceCo file with Decision Makers and send to its security holders interim comparative financial statements (the "**Interim Financial Statement Requirements**");

(c) FinanceCo issue and file with the Decision Makers press releases, and file with the Decision Makers material change reports (together, the "**Material Change Requirements**"); and

(d) FinanceCo comply with the proxy and proxy solicitation requirements, including filing with the Decision Makers an information circular or report in lieu thereof, as applicable (the "**Proxy Requirements**") (Annual Financial Statement Requirements, Interim Financial Statement Requirements, Material Change Requirements and Proxy Requirements are collectively referred to herein as the "**Continuous Disclosure Requirements**"),

shall not apply to FinanceCo as a result of FinanceCo becoming a reporting issuer or the equivalent in each of the Jurisdictions which has such a concept; and

(e) where applicable, a person or company that is an insider of FinanceCo ("**Insider**") file reports with the Decision Makers disclosing such person's or company's direct or indirect beneficial ownership of, or control or direction over, securities of FinanceCo (the "**Insider Reporting Requirements**"),

shall not apply to Insiders of FinanceCo as a result of FinanceCo becoming a reporting issuer or the equivalent in each of the Jurisdictions which has such a concept;

AND WHEREAS the Decision Makers have each received an application from FinanceCo and EnCana Corporation ("**EnCana**") (collectively, FinanceCo and EnCana are referred to herein as the "**Applicants**") to revoke the Prior Decision and replace the Prior Decision with a new decision clarifying the relief and conditions granted to FinanceCo;

AND WHEREAS pursuant to the System, the Alberta Securities Commission is the principal regulator for this application;

AND WHEREAS, unless otherwise defined, the terms herein have the meaning set out in National Instrument 14-101 *Definitions*;

AND WHEREAS the Applicants have represented to the Decision Makers that:

1. FinanceCo was incorporated under the *Companies Act* (Nova Scotia) on August 25, 2003 and is an indirect wholly-owned subsidiary of EnCana.

2. The registered and head office of FinanceCo is located in Calgary, Alberta.

3. FinanceCo's only business is to access capital markets, principally in the United States and Canada, to raise funds to be loaned to, or otherwise invested in, the subsidiary companies or partnerships of EnCana. Other than the foregoing, FinanceCo does not carry on any operating business.

4. FinanceCo is a reporting issuer or its equivalent in each of the Jurisdictions which has such a concept by virtue of its filing a short form base shelf prospectus (the "**Prospectus**") in each of the Jurisdictions on March 26, 2004 to establish the offering (the "**Offering**") of debt securities ("**Debt Securities**") from time to time over a 25 month period. To the knowledge of FinanceCo, FinanceCo is not in default of the Legislation.

5. FinanceCo is qualified under the provisions of National Instrument 44-102 – *Shelf Distributions* ("**NI 44-102**") and National Instrument 44-101 *Short Form Prospectus Distributions* ("**NI 44-101**") (collectively, NI 44-102 and NI 44-101 are referred to herein as the "**Shelf Requirements**") to file a prospectus in the form of a short form base shelf prospectus on the basis that the Debt Securities are fully and unconditionally guaranteed non-convertible debt securities as contemplated by section 2.5 of NI 44-101.

6. EnCana was formed through a business combination of PanCanadian Energy Corporation and Alberta Energy Company Ltd. on April 5, 2002 and is a reporting issuer or the equivalent in each of the Jurisdictions which has such a concept and, to the knowledge of EnCana, is not in default of the Legislation.

7. EnCana is one of the world's leading independent oil and natural gas exploration and production companies.

8. EnCana is registered under the United States *Securities Exchange Act of 1934*, as amended (the "**1934 Act**").

9. EnCana has filed with the United States Securities and Exchange Commission (the "**SEC**") all filings required to be made with the SEC under Sections 13 and 15(d) of the 1934 Act since it first became registered under the 1934 Act.

10. As at December 31, 2003, EnCana had approximately US$3.3 billion and Cdn.$3.9 billion in long term debt outstanding. All of EnCana's directly issued outstanding long term debt is rated "A-" by Standard & Poor's Corporation, "Baa1" by Moody's Investors Service, Inc. and "A (low)" by Dominion Bond Rating Service Limited.

11. The common shares of EnCana are publicly traded and listed under the symbol "ECA" on both the Toronto Stock Exchange (the "**TSX**") and the New York Stock Exchange. Based on their closing price on the TSX on December 31, 2003, the common shares of EnCana had a market value in excess of Cdn.$23 billion.

12. FinanceCo filed the Prospectus in each of the Jurisdictions pursuant to the Shelf Requirements and in the United States through the Multi-Jurisdictional Disclosure System to conduct the Offering. All Debt Securities issued under the Prospectus are or will be, as the case may be, fully and unconditionally guaranteed by EnCana as to payment of principal, interest and all other amounts due thereunder.

13. In connection with the Offering:

(a) the Prospectus was prepared pursuant to the Shelf Requirements, with the disclosure required by item 12 of Form 44-101F3 of NI 44-101 being satisfied by incorporating by reference EnCana's public disclosure documents;

(b) the Prospectus provides disclosure about the consolidated business and operations of EnCana;

(c) the Prospectus states that purchasers of Debt Securities will not receive separate continuous disclosure information regarding FinanceCo;

(d) FinanceCo's only business will continue to be to access capital markets, principally in the United States and Canada, to raise funds to be loaned to, or otherwise invested in, the subsidiary companies or partnerships of EnCana;

(e) EnCana signed the Prospectus as guarantor and promoter; and

(f) the Debt Securities will not be listed on any securities exchange based in North America.

14. EnCana will continue to be a reporting issuer or the equivalent in each of the Jurisdictions which has such a concept and EnCana will continue to file with the Decision Makers all documents required to be filed under the Legislation.

15. FinanceCo will comply with the requirements of the Legislation to issue a news release and file a report with the Decision Makers upon the occurrence of a material change in the affairs of FinanceCo that is not a material change in the affairs of EnCana.

16. FinanceCo will not distribute additional securities other than:

(i) additional Debt Securities which are fully and unconditionally guaranteed by EnCana with respect to payments required to be made by FinanceCo to the holders of such additional Debt Securities;

(ii) to EnCana or to entities that are controlled, directly or indirectly, by EnCana; or

(iii) debt securities issued to banks, loan corporations, trust corporations, treasury branches, credit unions, insurance companies or other financial institutions.

AND WHEREAS pursuant to the System, this MRRS Decision Document evidences the decision of each of the Decision Makers (collectively, the "**Decision**");

AND WHEREAS each of the Decision Makers is satisfied that the test contained in the Legislation that provides the Decision Maker with the jurisdiction to make the Decision has been met;

THE DECISION of the Decision Makers pursuant to the Legislation is that the Prior Decision is revoked;

IT IS THE FURTHER DECISION of the Decision Makers pursuant to the Legislation that:

1. <u>Continuous Disclosure Requirements Relief</u>

FinanceCo be exempt from the Continuous Disclosure Requirements provided that:

(a) each of EnCana and FinanceCo, as applicable, complies with paragraphs 13(d), 14, 15 and 16 of this application;

(b) the filings referred to in paragraph 14 above are made under each of EnCana's and FinanceCo's SEDAR profiles within the time limits and in accordance with applicable fees required by the Legislation for the filing of such documents;

(c) all audited annual comparative financial statements and interim comparative financial statements filed by EnCana under the Legislation are prepared on a consolidated basis in accordance with Canadian GAAP or such other standards as may be permitted under the Legislation from time to time;

(d) EnCana continues to fully and unconditionally guarantee the Debt Securities as to the payments required to be made by FinanceCo to the holders of the Debt Securities; and

(e) EnCana maintains direct or indirect 100% ownership of the voting shares of FinanceCo.

2. <u>Insider Reporting Requirements Relief</u>

Each Insider be exempt from the Insider Reporting Requirements provided that:

(a) such Insider does not receive, in the ordinary course, information as to material facts or material changes concerning EnCana before the material facts or material changes are generally disclosed;

(b) such Insider is not an insider of EnCana in any capacity other than by virtue of being an Insider of FinanceCo;

(c) EnCana maintains direct or indirect 100% ownership of the voting shares of FinanceCo; and

(d) FinanceCo complies with paragraph 16 of this application.

DATED at Calgary, Alberta this 28th day of July, 2004

Agnes Lau, CA
Deputy Director, Capital Markets

IN THE MATTER OF
THE SECURITIES LEGISLATION OF
ONTARIO, QUÉBEC AND SASKATCHEWAN

AND

IN THE MATTER OF
THE MUTUAL RELIANCE REVIEW SYSTEM FOR EXEMPTIVE RELIEF APPLICATIONS

AND

IN THE MATTER OF ENCANA HOLDINGS FINANCE CORP. AND ENCANA CORPORATION

MRRS DECISION DOCUMENT

WHEREAS the Canadian securities regulatory authority or regulator (the "Decision Maker") in each of Ontario, Québec and Saskatchewan (collectively, the "Jurisdictions") have received an application from EnCana Holdings Finance Corp. ("FinanceCo") and EnCana Corporation ("EnCana") (collectively, FinanceCo and EnCana are referred to herein as the "Applicants") for a decision pursuant to the securities legislation (the "Legislation") of the Jurisdictions that the requirements contained in the Legislation that a reporting issuer comply with:

(a) the requirements to file with the Decision Makers annual information forms (the "AIF Requirements"); and

(b) the requirements to file with the Decision Makers and send to its shareholders annual and interim Management's Discussion and Analysis, where applicable (the "MD&A Requirements")

shall not apply to FinanceCo as a result of FinanceCo becoming a reporting issuer or the equivalent in each of the Jurisdictions which has such a concept;

AND WHEREAS pursuant to the Mutual Reliance Review System for Exemptive Relief Applications (the "System"), the Ontario Securities Commission is the principal regulator for this application;

AND WHEREAS, unless otherwise defined, the terms herein have the meaning set out in National Instrument 14-101 *Definitions*;

AND WHEREAS the Applicants have represented to the Decision Makers that:

1. FinanceCo was incorporated under the *Companies Act* (Nova Scotia) on August 25, 2003 and is an indirect wholly-owned subsidiary of EnCana.

2. The registered and head office of FinanceCo is located in Calgary, Alberta.

3. FinanceCo's only business is to access capital markets, principally in the United States and Canada, to raise funds to be loaned to, or otherwise invested in, the subsidiary companies or partnerships of EnCana. Other than the foregoing, FinanceCo does not carry on any operating business.

4. FinanceCo is not a reporting issuer or its equivalent in any of the provinces of Canada. FinanceCo intends to file a short form base shelf prospectus (the "Prospectus") in each of the provinces of Canada to establish the offering (the "Offering") of debt securities ("Debt Securities") from time to time over a 25 month period and, as a result, FinanceCo will become a reporting issuer or the equivalent in each of the provinces of Canada which has such a concept.

5. FinanceCo is qualified under the provisions of National Instrument 44-102 – *Shelf Distributions* ("NI 44-102") and National Instrument 44-101 *Short Form Prospectus Distributions* ("NI 44-101") (collectively, NI 44-102 and NI 44-101 are referred to herein as the "Shelf Requirements") to file a prospectus in the form of a short form base shelf prospectus on the basis that the Debt Securities will be fully and unconditionally guaranteed non-convertible debt securities as contemplated by section 2.5 of NI 44-101.

6. EnCana was formed through a business combination of PanCanadian Energy Corporation and Alberta Energy Company Ltd. on April 5, 2002 and is a reporting issuer or the equivalent in each of the provinces of Canada which has such a concept and, to the knowledge of EnCana, is not in default of the Legislation.

7. EnCana is one of the world's leading independent oil and natural gas exploration and production companies. As at September 30, 2003, EnCana had an enterprise value worth in excess of $30 billion.

8. EnCana is registered under the United States *Securities Exchange Act of 1934*, as amended (the "1934 Act").

9. EnCana has filed with the United States Securities and Exchange Commission (the "SEC") all filings required to be made with the SEC under Sections 13 and 15(d) of the 1934 Act since it first became registered under the 1934 Act.

10. As at September 30, 2003, EnCana had approximately US$2.8 billion and Cdn.$3.3 billion in long term debt outstanding. All of EnCana's directly issued outstanding long term debt is rated "A-" by Standard & Poor's Corporation, "Baa1" by Moody's Investors Service, Inc. and "A (low)" by Dominion Bond Rating Service Limited.

11. The common shares of EnCana are publicly traded and listed under the symbol "ECA" on both the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange. Based on their closing price on the TSX on December 18, 2003, the common shares of EnCana had a market value in excess of Cdn.$23 billion.

12. FinanceCo proposes to file the Prospectus in each of the provinces of Canada pursuant to the Shelf Requirements and in the United States through the Multi-Jurisdictional Disclosure System to conduct the Offering. The Debt Securities will be fully and unconditionally guaranteed by EnCana as to payment of principal, interest and all other amounts due thereunder. All Debt Securities will have an approved rating (as defined in NI 44-101) (an "Approved Rating").

13. In connection with the Offering:

(a) the Prospectus will be prepared pursuant to the Shelf Requirements, with the disclosure required by item 12 of Form 44-101F3 of NI 44-101 ("Form 44-101F3") being satisfied by incorporating by reference EnCana's public disclosure documents;

(b) the Prospectus will provide disclosure about the consolidated business and operations of EnCana;

(c) the Prospectus will state that purchasers of Debt Securities will not receive separate continuous disclosure information regarding FinanceCo;

(d) FinanceCo's only business will continue to be to access capital markets, principally in the United States and Canada, to raise funds to be loaned to, or otherwise invested in, the subsidiary companies or partnerships of EnCana;

(e) EnCana will sign the Prospectus as guarantor and promoter; and

(f) the Debt Securities will not be listed on any securities exchange based in North America;

14. EnCana will continue to be a reporting issuer or the equivalent in each of the provinces of Canada which has such a concept and EnCana will continue to file with the securities regulatory authority or regulator in each of the provinces of Canada all documents required to be filed under the applicable securities legislation in each of the provinces of Canada;

15. FinanceCo will comply with the requirements of the applicable securities legislation in each of the provinces of Canada to issue a news release and file a report with the securities regulatory authority or regulator in each of the provinces of Canada upon the occurrence of a material change in the affairs of FinanceCo that is not a material change in the affairs of EnCana; and

16. FinanceCo will not distribute additional securities other than:

(a) additional Debt Securities which are fully and unconditionally guaranteed by EnCana with respect to payments required to be made by FinanceCo to the holders of such additional Debt Securities;

(b) to EnCana or to entities that are controlled, directly or indirectly, by EnCana; or

(c) debt securities issued to banks, loan corporations, trust corporations, treasury branches, credit unions, insurance companies or other financial institutions.

AND WHEREAS pursuant to the System this MRRS Decision Document evidences the decision of each of the Decision Makers (collectively, the "Decision");

AND WHEREAS each of the Decision Makers is satisfied that the test contained in the Legislation that provides the Decision Maker with the jurisdiction to make the Decision has been met;

THE DECISION of the Decision Makers pursuant to the Legislation is that FinanceCo be exempt from:

(a) the AIF Requirements; and

(b) the MD&A Requirements;

provided that:

(a) each of EnCana and FinanceCo complies with the requirements in paragraph 12 that the Debt Securities will be fully and unconditionally guaranteed by EnCana and that the Debt Securities will have an Approved Rating;

(b) each of EnCana and FinanceCo, as applicable, complies with paragraphs 13(a) and (d), 14, 15 and 16 of this application;

(c) the filings referred to in paragraph 14 above are made under each of EnCana's and FinanceCo's SEDAR profiles within the time limits and in accordance with applicable fees required by the Legislation for the filing of such documents;

(d) EnCana continues to fully and unconditionally guarantee the Debt Securities as to the payments required to be made by FinanceCo to the holders of the Debt Securities;

(e) EnCana continues to file its annual information form and annual and interim Management's Discussion and Analysis with the Decision Makers and continues send to its shareholders its annual and interim Management's Discussion and Analysis;

(f) the filings referred to in paragraph (e) above are to be made under each of EnCana's and FinanceCo's SEDAR profiles within the time limits and in accordance with applicable fees required by the Legislation for the filing of such documents; and

(g) EnCana maintains direct or indirect 100% ownership of the voting shares of FinanceCo.

DATED March 24, 2004.

L:\Issuer\Encana_Corporation\2003\Applications\03-1097\Encana Decdoc (OSC PR) re_AIF_MD&A v.3.doc